As filed with the Securities and Exchange Commission on March 6, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

Under

The Securities Act of 1933

BRAUN CONSULTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	7379	36-3702425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

30 West Monroe, Suite 300
Chicago, Illinois 60603
(312) 984-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregory A. Ostendorf
General Counsel and Secretary
30 West Monroe, Suite 300
Chicago, Illinois 60603
(312) 984-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marcus A. Watts
Locke Liddell & Sapp LLP
3400 Chase Tower
Houston, Texas 77002
(713) 226-1200

Jeffrey A. Schumacher
Sachnoff & Weaver, Ltd.
30 South Wacker Drive, Suite 2900
Chicago, Illinois 60606
(312) 207-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	4,600,000	$57.125	$262,775,000	$69,373

(1) Includes 600,000 shares which the underwriters have the option to purchase to cover over-allotments of shares. See ''Underwriting.''

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average high and low sale prices on March 2, 2000 as reported on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 6, 2000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

4,000,000 Shares

BraunConsulting

Common Stock

$ per share

We are selling 2,400,000 shares of our common stock and the selling stockholders named in this prospectus are selling 1,600,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 600,000 additional shares of common stock from us and the selling stockholders to cover over-allotments.

Our common stock is quoted on the Nasdaq National Market under the symbol "BRNC." The last reported sale price of our common stock on the Nasdaq National Market on March 3, 2000, was $59.25 per share.

Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Braun Consulting (before expenses)	$	$
Proceeds to Selling Stockholders (before expenses)	$	$

The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about , 2000.

Salomon Smith Barney

Deutsche Banc Alex. Brown

Adams, Harkness & Hill, Inc.

ING Barings

PaineWebber Incorporated

SG Cowen

, 2000

Braun Consulting is a provider of a new category of professional services called eSolutions. Our eSolutions integrate strategy, customer information and the Internet to help clients succeed in electronic commerce, enhance relationships with customers and increase revenues.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

	Page
Special Note Regarding Forward-Looking Statements	3
Prospectus Summary	4
Risk Factors	8
Use of Proceeds	14
Dividend Policy	14
Price Range of Common Stock	14
Capitalization	15
Dilution	16
Pro Forma Consolidated Statement of Income	17
Selected Consolidated Financial Data	18
Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Business	27
Management	37
Certain Relationships and Related Transactions	44
Principal and Selling Stockholders	46
Description of Capital Stock	48
Shares Eligible for Future Sale	50
Underwriting	52
Legal Matters	54
Experts	54
Where You Can Find More Information	54
Index to Consolidated Financial Statements	F-1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as ‘‘may,’’ ‘‘will,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘plan,’’ ‘‘intend’’ and ‘‘continue’’ or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other ‘‘forward-looking’’ information. This prospectus also contains third-party estimates regarding the size and growth of markets and Internet usage in general.

You should not place undue reliance on these forward-looking statements. The sections captioned ‘‘Risk Factors’’ and ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except with respect to material developments related to previously disclosed information.

PROSPECTUS SUMMARY

This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully.

OUR COMPANY

Braun Consulting is an Internet professional services provider delivering comprehensive business solutions to clients. Our service approach combines strategy, advanced Internet application development skills and information technology. We identify these comprehensive business solutions as ‘‘eSolutions.’’ Our eSolutions are designed to help clients enable electronic commerce, improve customer relationships, drive revenue growth and provide a measurable return on their investments. Through our proprietary project management approach, we provide services to our Fortune 500 and middle-market clients to help them achieve competitive advantage in changing markets.

The rapid adoption of the Internet is transforming the business marketplace and accelerating the shift toward electronic commerce, including both business-to-business and business-to-consumer applications. According to International Data Corporation, the demand by businesses for Internet-related professional services will grow to $78.6 billion by 2003. We help clients identify opportunities and transform their businesses by combining our skills and expertise in the following areas:

- creating business and Internet strategies focused on a client’s customers to improve relationships and interactions with a client’s most profitable customers;
- using customer relationship management and data warehousing capabilities through the Internet to sustain a client’s revenue growth and enhance the profitability of its products and services; and
- developing Internet, intranet and extranet applications that enable a client’s electronic commerce and facilitate the broad and immediate distribution of information.

Customer relationship management is the process of capitalizing on information relative to the preferences, buying patterns and other attributes of our clients’ customers. Data warehousing involves the collection and organization of data from disparate sources and data warehouses make that data available for reporting and analysis. Customer relationship management and data warehousing are part of a larger information technology concept known as business intelligence. Business intelligence is the collection and analysis of business and customer information through the Internet and from other sources, which is then used by business managers to make strategic decisions.

By integrating our business intelligence experience with our ability to develop business strategies and Internet applications for our clients, we are well positioned to provide comprehensive Internet professional services. Since 1993, we have provided services to more than 240 companies, including Ameren, Ameritech, AT&T, BidBuyBuild.com, Chase, Cintas, Cummins Engine, Eaton, Eli Lilly, Embratel, General Electric, Motorola, Pharmacia & Upjohn, Ralston Purina, The CIT Group, Thomson Consumer Electronics, TMP Worldwide (*Monster.com* owner) and Xerox.

OUR BUSINESS STRATEGY

Turbulence and changes in previously established markets, which can result from innovation, globalization, deregulation or emerging technologies, provide tremendous opportunities for organizations that are insightful and focused on their customers. In the new millennium, businesses working to attain competitive advantage in changing markets will be forced to use Web-based business approaches and efficient management of business and customer information. The Internet combined with strategies focused on customers and business intelligence will enable a new era of business.

We believe clients dependent upon business and customer information and effective use of the Internet will purchase Internet professional services from qualified and proven providers. Our services are based on the integration of the following:

- our *Transform* methodology, which is our proprietary project management approach, specifically designed to deliver comprehensive Internet professional services;
- experience in working with business and customer information, with an emphasis on customer relationship management applications and data warehousing;
- development of customer-focused and Internet business strategies; and
- development and integration of Web-based technologies, including Internet, intranet and extranet applications.

The execution of our business strategy subjects us to risk. For example, we operate in a competitive industry, and many of the larger competitors in our industry have greater financial resources, larger client bases and greater brand or name recognition than us. Our success and growth depend on our ability to increase our client engagements and to continue recruiting and retaining qualified professionals to meet client demand. Our ability to retain our senior management team is crucial to our success. Upon completion of this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, 55.3% of our outstanding common stock.

OUR GROWTH STRATEGY

Our goal is to continue our growth by capitalizing on our position as a provider of Internet professional services. Our strategies for achieving this objective include:

- expanding our existing client relationships and maintaining a reputation for delivering innovative Internet professional services and providing client satisfaction that helps attract new clients;
- maintaining our culture by attracting qualified professionals and retaining them with our training curriculum and our focus on leading-edge technologies, professional development programs, incentive-based compensation and a balanced lifestyle;
- capitalizing on our infrastructure, which includes an experienced senior management team, a business development group and our proprietary *Transform* Methodology and database; and
- pursuing strategic acquisitions, such as the acquisition of Emerging Technologies Consultants, Inc., known as ETCI, described below, to expand our expertise in new technologies, gain access to additional talented professionals, expand our geographic presence and increase our client base.

THE OFFERING

Common stock offered by Braun Consulting	2,400,000 shares
Common stock offered by the Selling Stockholders	1,600,000 shares
Common stock to be outstanding after this offering	19,530,783 shares (1)

Use of proceeds — The net proceeds from this offering are estimated to be approximately $134 million. We will use the net proceeds for:

- possible strategic acquisitions; and
- working capital and other general corporate purposes.

Nasdaq National Market symbol — BRNC

Unless stated otherwise, the information contained in this prospectus (i) gives effect to the acquisition of all of the capital stock of ETCI and (ii) assumes that the underwriters' over-allotment option is not exercised.

---

(1) The number of shares of common stock to be outstanding is as of December 31, 1999 and excludes (i) options outstanding as of December 31, 1999 to purchase 2,662,260 shares of common stock at a weighted average exercise price of $5.75 per share and (ii) 1,615,759 shares of common stock reserved as of December 31, 1999 for issuance upon exercise of options that may be granted in the future under our stock plans. See "Management—Stock Plans."

RECENT DEVELOPMENTS

Since our initial public offering in August 1999, we have experienced the following significant developments in our business:

- *ETCI*. In December 1999, we acquired Emerging Technologies Consultants, Inc. by exchanging cash and our common stock with a value of approximately $27.0 million. ETCI provides specialized customer relationship management consulting services, and has offices in Mount Laurel, New Jersey and Reston, Virginia. We accounted for this transaction using the purchase method of accounting.
- *New Senior Vice President and Vice President.* In March 2000, we hired Claudia Imhoff, Ph.D. as a Senior Vice President. Dr. Imhoff has 13 years of experience in business intelligence and data warehousing. Dr. Imhoff will focus on the development of intellectual capital and industry marketing. In January 2000, we hired Lou Rubino as Vice President of Employment. Mr. Rubino has over 15 years of recruiting management and human resources experience. Mr. Rubino will focus on continuing to expand our recruiting efforts to support our growth through the development of new recruiting programs that attract and retain qualified professionals. In connection with the hiring of these and other employees in the first quarter of 2000, we expect to record increased stock compensation expense of approximately $1.0 million for the quarter.
- *Clients*. We have added numerous new clients, including the following:

BidBuyBuild.com	General Electric
Charles Schwab	General Motors
Cintas	Omnova
Eisai	Retail.com

CORPORATE INFORMATION

Braun Consulting, Inc. was incorporated as RNW, Inc. on April 20, 1990. In May 1993, RNW, Inc. changed its name to Shepro Braun Consulting, Inc., and subsequently changed its name to Braun Consulting, Inc. We reincorporated in Delaware on August 3, 1999. References in this prospectus to "Braun Consulting," "we," "our" and "us" refer to Braun Consulting, Inc., a Delaware corporation, and its subsidiaries and predecessors. Braun Consulting's principal executive offices are located at 30 West Monroe, Suite 300, Chicago, Illinois, 60603, and our telephone number is (312) 984-7000. We invite you to visit our Internet site at www.braunconsult.com. The information contained on our Internet site is not incorporated in this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes the consolidated financial data for our business. You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus.

	Years Ended December 31,				
	1995	1996	1997	1998	1999
	(In thousands, except per share data)				
Statement of Income Data:					
Total revenues	$8,435	$11,272	$19,508	$27,862	$47,304
Operating income	712	1,697	1,859	748	3,945
Net income	647	1,659	1,635	783	3,039
Pro forma net income (1)	358	975	1,014	323	2,020
Pro forma earnings per share (2):					
Basic					$ 0.14
Diluted					0.13

	As of December 31, 1999	
	Actual	As Adjusted (3)
	(In thousands)	
Balance Sheet Data:		
Cash, cash equivalents and marketable securities	$ 9,849	$143,839
Total assets	53,092	187,082
Total debt	639	639
Stockholders' equity	47,986	181,976

(1) For all periods indicated prior to July 28, 1999, we operated as an S corporation and were not subject to federal and certain state income taxes. On July 28, 1999, we terminated our status as an S corporation and became subject to federal and state income taxes. Pro forma net income for periods prior to July 28, 1999 reflects federal and state income taxes as if we had not elected S corporation status for income tax purposes. Pro forma net income for the period beginning on July 28, 1999 reflects federal and state income taxes on a basis consistent with other periods.

(2) Pro forma net income per share for the year ended December 31, 1999 is calculated by dividing pro forma net income by the weighted average number of common shares outstanding.

(3) As adjusted reflects the sale of the shares of common stock offered by this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering.

RISK FACTORS

Before you invest in our common stock, you should understand that such an investment involves risk. You should carefully consider these risk factors as well as all of the other information contained in this prospectus before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

We face risks arising from our business.

We must recruit and retain qualified professionals to succeed in our labor-intensive business.

Our future success depends in large part on our ability to recruit and retain project and engagement managers, strategists, engineers, and other technical personnel and sales and marketing professionals. Qualified professionals are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for qualified professionals is intense, and the industry turnover rate for them is high. Any inability to recruit and retain a sufficient number of qualified employees could hinder the growth of our business. Our retention rate was approximately 90% in 1999.

We depend on our senior management team, and the loss of any member may adversely affect our business.

We believe that our success will depend on the continued employment of our senior management team. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team were unable or unwilling to continue in their present positions, such persons would be difficult to replace and our business could be seriously harmed. Accordingly, the loss of one or more members of our senior management team could impact our future revenues. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

We may not realize benefits from our acquisitions of Vertex Partners and ETCI.

We acquired Vertex Partners on May 4, 1999. Vertex Partners is a professional services provider that designs and implements strategies focused on its clients' customers. On December 2, 1999, we acquired ETCI. ETCI provides specialized consulting services for the implementation of customer relationship management systems. Achieving the expected benefits of our acquisitions will depend in part on the integration of our technology, operations and personnel in a timely and efficient manner to minimize the risk that our acquisitions will result in the loss of clients or key employees and to minimize the diversion of the attention of management. Among the challenges involved in this integration is demonstrating to our clients that our acquisitions will not result in adverse changes in client service standards or business focus and demonstrating to our personnel that our business cultures are compatible. There can be no assurance that we can successfully integrate the businesses of Vertex Partners and ETCI or that any of the anticipated benefits will be realized, and failure to do so could seriously harm our business.

Potential future acquisitions could be difficult to integrate and adversely affect our operating results.

One of our strategies for growth is the acquisition of businesses. Currently, we do not have any acquisitions pending. We may not be able to find and consummate acquisitions on terms and conditions reasonably acceptable to us. The acquisitions we do undertake may involve a number of special risks, including:

- diversion of management's attention;

- potential failure to retain key acquired personnel;
- assumptions of unanticipated legal liabilities and other problems;
- difficulties integrating systems, operations and cultures; and
- amortization of acquired intangible assets.

Our failure to successfully manage future acquisitions could seriously harm our operating results.

Our expenses may increase more rapidly than our revenues, and we may incur net losses.

In 1999, our revenues increased 69.8% and the number of our employees and key executives increased 51.7%. In 1999, our net income increased to $3.0 million from $783,000 in 1998. If our expenses increase more rapidly than our revenues, we may incur net losses. In addition, our growth may place a significant strain on our management and our operating and financial systems, and our business will be harmed if our management and our systems cannot manage our growth in a timely manner.

We have relied and expect to continue to rely on a limited number of clients for a significant portion of our revenues.

We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business. In 1999, our ten largest clients generated approximately 56% of our revenues, with Pharmacia & Upjohn accounting for 24.4% of our revenues. The volume of work that we perform for a specific client is likely to vary from year to year, and a significant client in one year may not use our services in a subsequent year.

Our failure to meet client expectations could result in losses and negative publicity.

We create, implement and maintain eSolutions and other applications that are often critical to our clients' businesses. Any defects or errors in our eSolutions or other applications or failure to meet clients' expectations could result in:

- delayed or lost revenues due to adverse client reaction;
- requirements to provide additional services to a client at no charge;
- negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and
- claims for substantial damages against us, regardless of our responsibility for such failure.

While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

Our lack of long-term contracts with clients reduces the predictability of our revenues.

Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. These factors make it difficult for us to predict our

revenues and operating results. Our failure to accurately predict our revenues may seriously harm our financial condition and results of operations because we incur costs based on our expectations of future revenues. We may be retained to design or implement discrete segments of an eSolution rather than the comprehensive eSolution. Because large client projects may involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. Such cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial conditions of the client. During 1999, none of our engagements were canceled or reduced in scope.

A reduction in or the termination of our services could lead to underutilization of our employees and could harm our operating results.

Our existing clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. If a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly redeploy our employees to other engagements in order to minimize underutilization of our employees and the resulting harm to our operating results.

We may lose money on fixed-price contracts.

Approximately 43% of our consulting services revenues in 1999 were derived from fixed-price contracts. If we miscalculate the resources or time we need to complete fixed-price engagements, our operating results could be seriously harmed. The risk that such miscalculations will occur is high because we work with complex technologies in compressed time frames.

Special risks presented by international factors could negatively affect our business.

Our international engagements are subject to a variety of risks that could seriously harm our financial condition and operating results. These risks include the following:

- the impact of recessions in economies outside the United States;
- unexpected changes in regulatory requirements;
- currency fluctuations;
- reduced protection for intellectual property and proprietary rights in some countries;
- seasonal reductions in business activity in certain parts of the world; and
- enforceability and collectability of contract obligations.

We may not be able to protect our confidential information and proprietary rights.

While our employees execute confidentiality agreements, we cannot guarantee that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our copyrights, trademarks or other proprietary information, our business could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. Our copyright, trademark and proprietary information rights include our proprietary project management approach which we call our *Transform* methodology, our training materials, our name, our business processes, our personnel information and our business strategies.

The eSolutions market subjects us to risks.

Our growth could be impacted by the development of the market for eSolutions.

We believe that the market developing for eSolutions is distinct from traditional information technology and systems integration services markets, which requires a different set of skills and capabilities. In contrast to traditional information technology and systems integration services, eSolutions combine Internet application development skills with business intelligence and strategy focused on the client's customers. We cannot be certain that the market for eSolutions will be sustainable. If the market for our eSolutions is not sustainable, our growth could be negatively affected. Even if the eSolutions market continues to develop, we may not be able to differentiate our services from those of our competitors. If we do not differentiate our services, our revenue growth and operating margins may decline.

Our business will be harmed if the growth of commerce on the Internet is slower than expected.

If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be harmed. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and operating improvements.

Competition could result in price reductions, reduced profitability and loss of market share.

Competition in the eSolutions market and its component markets is intense. If we fail to compete successfully, our business could be seriously harmed. Our current competitors include, and may in the future include, the following:

- emerging Web consulting firms such as Agency.com, Proxicom, Razorfish, Scient, USWeb/CKS and Viant, which are focused on Internet-based, electronic business and digital business solutions;
- systems integrators such as Andersen Consulting, Cambridge Technology Partners, Ernst & Young, PricewaterhouseCoopers and Sapient;
- strategy and management consulting firms such as Bain, Boston Consulting Group, Diamond Technology Partners and McKinsey;
- regional specialized information technology firms;
- vendor-based services organizations of companies such as IBM and Oracle; and
- internal management and information technology departments of current and future client organizations.

Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than us. As a result, our competitors may be better able to finance acquisitions or internal growth or respond to technological changes or client needs.

Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.

Our business will be negatively affected if we do not keep pace with the latest technological changes and client preferences.

Our market and the leading technologies used by our clients are characterized by rapid technological change. If we are unable to respond successfully to these technological developments or do not respond in a timely or cost-effective way, our business and operating results will be seriously harmed. We have derived a

substantial portion of our revenues from eSolutions based upon the Internet and other leading information technologies. As a result, our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must recruit and retain professionals who are apprised of technological advances and developments so that they can fulfill the increasingly sophisticated needs of our clients.

The ownership of our common stock is subject to risks in connection with this offering.

Our quarterly revenues and operating results could be volatile and may cause our stock price to fluctuate.

Our quarterly revenues and operating results may fluctuate significantly in the future. Our operating results could be volatile and difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indication of our future performance. In addition, operating expenses may increase in each quarter ending September 30, both on absolute terms and as a percentage of revenues, due to the potential hiring of large numbers of recent college graduates each year, which results in increased salary expenses before these new employees begin to generate substantial revenues.

A significant portion of our operating expenses, such as personnel and facilities costs, are fixed in the short term. We have hired a large number of personnel in core support services, including technology infrastructure, recruiting, business development, finance and administration, in order to support our anticipated growth. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in losses for the quarter. In addition, our future quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

Our officers and directors own 55.3% of our stock and could control matters submitted to stockholders.

Upon completion of this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, 55.3% of our outstanding common stock, or 53.4% if the underwriters exercise their over-allotment option. Steven J. Braun, our President and Chief Executive Officer, will beneficially own approximately 42.4% of our outstanding common stock, or 40.8% if the underwriters exercise their over-allotment option. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Braun Consulting. See ''Principal and Selling Stockholders.''

We have various mechanisms in place that may prevent a change in control that a stockholder may consider favorable.

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of Braun Consulting that a stockholder may consider favorable. Our certificate of incorporation and bylaws:

- authorize the issuance of ''blank check'' preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- classify the board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;
- prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- require super-majority voting to effect amendments to our certificate of incorporation and bylaws;
- limit who may call special meetings of stockholders;

- prohibit stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders;
- establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
- require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority of directors then in office; and
- provide that directors may be removed only for cause and only by the affirmative vote of at least 66⅔% of the outstanding shares of voting stock voting together as a single class.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of Braun Consulting by prohibiting a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. See ‘‘Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter Provisions.’’

Investors will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive $51.24 less than the price paid for the common stock, based on an assumed public offering price of $59.25 per share.

Shares becoming available for sale could affect our stock price and dilute your ownership in us.

Sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering could cause the market price of our common stock to fall. Such sales could also impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are available for future sale, see ‘‘Shares Eligible for Future Sale.’’

USE OF PROCEEDS

The net proceeds from the sale of the 2,400,000 shares of common stock offered by us will be approximately $134 million, based on an assumed public offering price of $59.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

We expect to use the net proceeds from this offering for:

- possible strategic acquisitions; and
- working capital and other general corporate purposes.

We actively seek to acquire businesses. We acquired ETCI on December 2, 1999. We currently have no other understandings, commitments or agreements to make any additional acquisitions.

Management will have broad discretion in the allocation of the net proceeds of this offering. Pending use of the net proceeds of this offering as described above, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We currently intend to retain our future earnings to finance the operation and expansion of our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

Prior to July 28, 1999, we operated as an S corporation and were not subject to federal and certain state income taxes. As a result, our net income for federal and state income tax purposes was reported by and taxed directly to our stockholders. We have made cash distributions to our stockholders in amounts not exceeding taxes required to be paid on undistributed S corporation earnings. With the exception of these dividends, we have never declared or paid any cash dividends on our capital stock.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol BRNC since our initial public offering on August 10, 1999. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share closing sale prices of our common stock, as reported on the Nasdaq National Market for the periods indicated:

1999	**High**	**Low**
Third Quarter (beginning August 10)	$17.88	$ 6.63
Fourth Quarter	83.50	13.31
2000		
First Quarter (through March 3)	66.50	35.88

On March 3, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $59.25 As of March 3, 2000, there were approximately 269 holders of record of our common stock.

CAPITALIZATION

The following table presents our cash position and total capitalization as of December 31, 1999 (i) on an actual basis and (ii) on an as adjusted basis to reflect the sale of 2,400,000 shares of common stock by us in this offering at an assumed public offering price of $59.25 per share and the application of the net proceeds in the manner described in ''Use of Proceeds.'' You should read the following information in connection with our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus.

	As of December 31, 1999	
	Actual	As Adjusted
	(In thousands, except share and per share data)	
Cash, cash equivalents and marketable securities	$ 9,849	$143,839
Short-term debt	$ 639	$ 639
Long-term debt	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none outstanding (actual and as adjusted)	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 17,130,783 shares outstanding (actual); 19,530,783 shares outstanding (as adjusted)(1)	$ 17	$ 20
Additional paid-in capital	48,041	182,028
Unearned deferred compensation	(837)	(837)
Retained earnings	765	765
Total stockholders' equity	47,986	181,976
Total capitalization	$47,986	$181,976

(1) The number of shares of common stock to be outstanding is as of December 31, 1999 and excludes (i) options outstanding as of December 31, 1999 to purchase 2,662,260 shares of common stock at a weighted average exercise price of $5.75 per share and (ii) 1,615,759 shares of common stock reserved as of December 31, 1999 for issuance upon exercise of options that may be granted in the future under our stock plans. See ''Management—Stock Plans.''

DILUTION

As of December 31, 1999, our net tangible book value (total net tangible assets less total liabilities) was $22.4 million, or $1.31 per share. Net tangible book value per share is determined by dividing our net tangible book value by the number of shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered in this offering at an assumed public offering price of $59.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of December 31, 1999 would have been $156.4 million, or $8.01 per share. This represents an immediate increase in net tangible book value of $6.70 per share to our stockholders and an immediate dilution in net tangible book value of $51.24 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$59.25
Net tangible book value per share as of December 31, 1999	$1.31	
Increase in net tangible book value per share attributable to new stockholders	6.70	
Net tangible book value per share after this offering		8.01
Dilution per share to new stockholders		$51.24

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

The following unaudited pro forma consolidated statement of income presents our consolidated results of operations for the year ended December 31, 1999, after giving effect to our acquisition of ETCI and the other adjustments referred to below, in each case as if the transaction had occurred on January 1, 1999. The pro forma information does not give effect to this offering. The pro forma information is not necessarily indicative of the results that would have been achieved, nor is it indicative of our future results.

	Historical Braun Consulting Year Ended December 31, 1999	Historical ETCI January 1, 1999 to November 30, 1999	Pro Forma Adjustments	Pro Forma Year Ended December 31, 1999
	(In thousands, except share and per share data)			
Revenues:				
Consulting services	$ 44,973	$ 4,114	—	$ 49,087
Product sales	2,331	—	—	2,331
Total revenues	47,304	4,114	—	51,418
Cost and expenses:				
Project personnel and expenses	24,124	3,865	$(1,080)(1)	26,909
Cost of products sold	2,017	—	—	2,017
Selling and marketing expenses	3,761	53	—	3,814
General and administrative expenses	11,948	790	—	12,738
Amortization of intangible assets	719	—	7,909 (2)	8,628
Stock compensation	620	2,007	(1,620)(1)	1,007
Merger costs	170	—	—	170
Total costs and expenses	43,359	6,715	5,209	55,283
Operating income (loss)	3,945	(2,601)	(5,209)	(3,865)
Interest income	462	1	—	463
Interest expense	138	24	—	162
Income (loss) before provision for income taxes	4,269	(2,624)	(5,209)	(3,564)
Provision for income taxes	1,230	—	—	1,230
Net income (loss)	$ 3,039	$(2,624)	$(5,209)	$ (4,794)
Pro forma provision (benefit) for income taxes (3)	2,249	(1,050)	1,080 (1)	2,279
Pro forma net income (loss) (3)	$ 2,020	$(1,574)	$(6,289)	$ (5,843)
Pro forma earnings (loss) per share (3):				
Basic	$ 0.14			$ (0.40)
Diluted (4)	0.13			(0.40)
Weighted average shares:				
Basic	13,979,808			14,432,030
Diluted	15,340,809			15,793,031

(1) Represents elimination of a non-recurring compensation charge, and the associated tax effects, relating to a certain employee arising out of an employment agreement with ETCI and triggered as a result of the purchase business combination.

(2) Represents 11 months of amortization expense of the intangible assets resulting from the purchase business combination of ETCI, at estimated useful lives between 1 and 3 years.

(3) For the period indicated above, ETCI operated as an S corporation and was not subject to federal and certain state income taxes. Prior to the termination of Braun Consulting's status as an S corporation on July 28, 1999, Braun Consulting was treated as an S corporation for federal and certain state income tax purposes. The pro forma information is presented to show what the significant effects on the historical information might have been had Braun Consulting and ETCI been treated as a C corporation for tax purposes throughout the year ended December 31, 1999.

(4) The pro forma combined company is in a net loss position for the period presented. Therefore, common stock equivalents are not considered in earnings per share-diluted since their effect is anti-dilutive.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1998 and 1999 and the consolidated statement of income data for the years ended December 31, 1997, 1998 and 1999 have been derived from the Consolidated Financial Statements included in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated balance sheet data as of December 31, 1997 and the consolidated statement of income data for the year ended December 31, 1996 have been derived from Consolidated Financial Statements which are not included in this Prospectus, but have been audited by Deloitte & Touche LLP, independent auditors. The consolidated balance sheet data as of December 31, 1995 and 1996 and the consolidated statement of income data for the year ended December 31, 1995 are derived from the Consolidated Financial Statements for such years which are unaudited and which management believes include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation.

	Years Ended December 31,				
	1995	1996	1997	1998	1999
	(In thousands, except per share data)				
Statement of Income Data:					
Revenues:					
Consulting services	$8,341	$10,840	$17,444	$26,907	$44,973
Product sales	94	432	2,064	955	2,331
Total revenues	8,435	11,272	19,508	27,862	47,304
Costs and expenses:					
Project personnel and expenses	5,092	6,346	10,148	15,879	24,124
Cost of products sold	93	470	2,032	884	2,017
Selling and marketing expenses	201	275	1,111	2,303	3,761
General and administrative expenses	2,337	2,484	4,345	7,777	11,948
Amortization of intangible assets	—	—	—	—	719
Stock compensation	—	—	13	271	620
Merger costs	—	—	—	—	170
Total costs and expenses	7,723	9,575	17,649	27,114	43,359
Operating income	712	1,697	1,859	748	3,945
Interest income	1	17	10	16	461
Interest expense	66	56	69	137	137
Income from continuing operations	647	1,658	1,800	627	4,269
Income (loss) from discontinued operations	—	1	(84)	(101)	—
Gain on sale of discontinued operations	—	—	—	254	—
Income before provision for income taxes	647	1,659	1,716	780	4,269
Provision (benefit) for income taxes	—	—	81	(3)	1,230
Net income	$ 647	$ 1,659	$ 1,635	$ 783	$ 3,039
Pro forma provision for income taxes (1)	$ 289	$ 684	$ 702	$ 457	$ 2,249
Pro forma net income (1)	$ 358	$ 975	$ 1,014	$ 323	$ 2,020
Pro forma earnings per share (2):					
Basic					$ 0.14
Diluted					0.13

	As of December 31,				
	1995	1996	1997	1998	1999
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 75	$ 121	$ 953	$ 570	$ 9,849
Total assets	2,567	4,087	7,351	9,845	53,092
Total debt	695	953	1,851	2,745	639
Stockholders' equity	1,452	1,824	2,707	3,627	47,986

(1) For all periods indicated prior to July 28, 1999, we operated as an S corporation and were not subject to federal and certain state income taxes. On July 28, 1999, we terminated our status as an S corporation and became subject to federal and state income taxes. Pro forma net income for periods prior to July 28, 1999 reflects federal and state income taxes as if we had not elected S corporation status for income tax purposes. Pro forma net income for the period beginning on July 28, 1999 reflects federal and state income taxes on a basis consistent with other periods.

(2) Pro forma net income per share for the year ended December 31, 1999 is calculated by dividing pro forma net income by the weighted average number of common shares outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section should be read in conjunction with the Consolidated Financial Statements and Notes thereto beginning on page F-1 of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions which could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those discussed in "Risk Factors."

Overview

We derive substantially all of our revenues from fees for consulting services, which are billed on a time-and-materials or fixed-price basis. Invoices are typically issued bi-weekly to monitor client satisfaction and manage outstanding accounts receivable balances. Revenues on time-and-materials contracts are recognized as the services are provided. We recognize revenue on fixed-price projects as services are performed over the life of the contract. Losses on contracts, if any, are provided for in full in the period when determined. Approximately 43% of our consulting services revenues in 1999 were derived from fixed-price contracts.

We also realize a limited amount of revenue from product sales as a value-added reseller of software products. We currently resell software products primarily as an accommodation to clients who prefer to retain a single-source provider. In 1999, product sales accounted for 4.9% of revenues and we do not anticipate that product sales will increase as a percentage of revenues.

Braun Consulting's historical revenue growth is attributable to various factors, including an increase in the size and number of projects for existing and new clients, including international projects. Existing clients from the previous fiscal year generated approximately 75% of our revenues in 1999 and approximately 76% of our revenues in 1998. We have also expanded our geographic presence by opening offices in Cleveland, Ohio; Dallas, Texas; Denver, Colorado; and Detroit, Michigan in 1998. Through the acquisitions of Vertex Partners and ETCI in 1999, we acquired offices in Boston, Massachusetts; Mount Laurel, New Jersey; and Reston, Virginia. We manage our client development efforts through several strategic service groups, each having specific geographic responsibility and focus. As of December 31, 1999, we had 399 employees.

Our most significant expense is project personnel and expenses, which consists primarily of project personnel salaries and benefits, and non-reimbursed direct expenses incurred to complete projects. We have sought to manage our costs by adding a variable portion of employee compensation payable upon the achievement of measurable performance goals.

Braun Consulting's project personnel and expenses as a percentage of revenues are also related to our consultant utilization. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to the size, complexity, duration and demands of the project. Project completions and scheduling delays may result in periods when consultants are not fully utilized. An unanticipated termination of a significant project could also cause us to experience lower consultant utilization, resulting in a higher than expected number of unassigned consultants. In addition, we do not fully utilize our consulting personnel on billable projects during the initial months of their employment. During that time they undergo training and become integrated into our operations.

To sustain our growth and profitability, we have made and continue to make substantial investments in infrastructure, including senior management and other experienced administrative personnel, experienced business development managers and an advanced management reporting system.

Selling and marketing expenses consist primarily of salaries, employee benefits and travel costs of selling and marketing personnel and promotional costs. General and administrative expenses consist primarily of costs associated with our executive management, finance and administrative groups including personnel devoted to

recruiting, employee retention and training; occupancy costs including depreciation, amortization and office equipment leases; travel; and all other branch and corporate costs. We continue to incur increased rent associated with our growth and the opening of new offices.

Stock compensation expenses consist of non-cash compensation expenses arising from option grants. We recorded aggregate unearned stock compensation totaling $1.5 million in connection with certain stock option grants from November 1998 through December 31, 1999. This stock compensation expense will be recognized over a period ending December 31, 2006, which is the end of the vesting period for the related options.

Prior to July 28, 1999, Braun Consulting was treated as an S corporation for federal income tax purposes under the Internal Revenue Code and for certain state income tax purposes. As a result, substantially all of the income of Braun Consulting during the period was taxed directly to our stockholders rather than to Braun Consulting. The statement of income data reflects a pro forma adjustment for federal and state income taxes for each of the five years in the period ended December 31, 1999, assuming Braun Consulting had been operating as a C corporation during such period.

Recent Developments

Since our initial public offering in August 1999, we have experienced the following significant developments in our business:

- *ETCI*. In December 1999, we acquired ETCI by exchanging cash and our common stock with a value of approximately $27.0 million. ETCI provides specialized customer relationship management consulting services, and has offices in Mount Laurel, New Jersey and Reston, Virginia. We accounted for this transaction using the purchase method of accounting.
- *New Senior Vice President and Vice President.* In March 2000, we hired Claudia Imhoff, Ph.D. as a Senior Vice President. Dr. Imhoff has 13 years of experience in business intelligence and data warehousing. Dr. Imhoff will focus on the development of intellectual capital and industry marketing. In January 2000, we hired Lou Rubino as Vice President of Employment. Mr. Rubino has over 15 years of recruiting management and human resources experience. Mr. Rubino will focus on continuing to expand our recruiting efforts to support our growth through the development of new recruiting programs that attract and retain qualified professionals. In connection with the hiring of these and other employees in the first quarter of 2000, we expect to record increased stock compensation expense of approximately $1.0 million for the quarter.
- *Clients*. We have added numerous new clients, including the following:

BidBuyBuild.com	General Electric
Charles Schwab	General Motors
Cintas	Omnova
Eisai	Retail.com

Results of Operations

The following table sets forth, for the years indicated, selected statement of income data as a percentage of total revenues:

	Years Ended December 31,		
	1997	1998	1999
Revenues:			
Consulting services	89.4%	96.6%	95.1%
Product sales	10.6	3.4	4.9
Total revenues	100.0	100.0	100.0
Costs and expenses:			
Project personnel and expenses	52.0	56.9	51.0
Cost of products sold	10.4	3.2	4.3
Selling and marketing expenses	5.7	8.3	7.9
General and administrative expenses	22.3	27.9	25.3
Amortization of intangible assets	—	—	1.5
Stock compensation	0.1	1.0	1.3
Merger costs	—	—	0.4
Total costs and expenses	90.5	97.3	91.7
Operating income	9.5	2.7	8.3
Interest income	0.1	0.1	1.0
Interest expense	0.4	0.5	0.3
Income from continuing operations	9.2	2.3	9.0
Loss from discontinued operations	(0.4)	(0.4)	—
Gain on sale of discontinued operations	—	0.9	—
Income before provision for income taxes	8.8	2.8	9.0
Provision (benefit) for income taxes	0.4	(0.0)	2.6
Net income	8.4%	2.8%	6.4%
Pro forma provision for income taxes	3.6%	1.6%	4.7%
Pro forma net income	5.2%	1.2%	4.3%

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Total Revenues. Total revenues increased 69.8% to $47.3 million in 1999 from $27.9 million in 1998. Consulting services increased 67.1% to $45.0 million in 1999 from $26.9 million in 1998. The increase in consulting services primarily reflected increases in the volume of services provided to existing and new clients. During 1999, we continued to sell some software products as an accommodation to clients. As a result, our product sales increased in 1999 compared to 1998.

Project Personnel and Expenses. Project personnel and expenses increased 51.9% to $24.1 million in 1999 from $15.9 million in 1998. The increase in project personnel and expenses for 1999 was due primarily to an increase in project personnel to 331 at December 31, 1999 from 207 at December 31, 1998. Project personnel and expenses decreased as a percentage of consulting services to 53.6% in 1999 from 59.0% in 1998.

Selling and Marketing Expenses. Selling and marketing expenses increased 63.3% to $3.8 million in 1999 from $2.3 million in 1998. The increase was due primarily to our decision to expand our selling and marketing group to 22 employees at December 31, 1999 from 16 employees at December 31, 1998, and the funding of business development costs to increase our lead generation activities and broaden our market awareness and customer base. Selling and marketing expenses decreased as a percentage of consulting services to 8.4% in 1999 from 8.6% in 1998.

General and Administrative Expenses. General and administrative expenses increased 53.6% to $11.9 million in 1999 from $7.8 million in 1998. An important part of the increase in general and administrative expenses for 1999 compared to 1998 was due to an increase in facilities costs. In 1999, we expanded our offices in Boston, Chicago, Denver and Indianapolis. In addition, our total general and administrative headcount increased to 46 employees at December 31, 1999 from 40 employees at December 31, 1998. General and administrative expenses decreased as a percentage of consulting services to 26.6% in 1999 from 28.9% in 1998.

Amortization of Intangible Assets. In 1999, amortization of intangible assets, primarily goodwill, was $719,000 as a result of our acquisition of ETCI.

Stock Compensation. Stock compensation expense increased to $620,000 in 1999 from $271,000 in 1998 due to various option grants.

Interest (Income) Expense. Interest income was $461,000 in 1999 compared to $16,000 in 1998. The increase in interest income was due to the investment of the net proceeds from our initial public offering in August 1999. Interest expense increased slightly in 1999 versus 1998.

Net Income. Net income increased to $3.0 million in 1999 from $783,000 in 1998. The increase in net income was due primarily to increased revenue and decreasing costs as a percentage of total revenue.

Pro Forma Provision for Income Taxes. The pro forma provision for income taxes for 1999 was $2.2 million as compared to $457,000 for 1998. The effective tax rate for 1999 was 52.7% as compared to 58.6% for 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Total Revenues. Total revenues increased 42.8% to $27.9 million in 1998 from $19.5 million in 1997. Consulting services increased 54.2% to $26.9 million in 1998 from $17.4 million in 1997. The increase in consulting services primarily reflected increases in the volume of services provided to existing and new clients. Product sales declined resulting from our increased emphasis on growing consulting services in the period. In 1998, we decreased our focus on product sales because product sales margins did not justify the increased effort.

Project Personnel and Expenses. Project personnel and expenses increased 56.5% to $15.9 million in 1998 from $10.1 million in 1997. Project personnel and expenses increased as a percentage of consulting services to 59.0% in 1998 from 58.2% in 1997. The increase in project personnel and expenses for 1998 was due primarily to an increase in project personnel to 207 at December 31, 1998 from 133 at December 31, 1997.

Selling and Marketing Expenses. Selling and marketing expenses increased 107.3% to $2.3 million in 1998 from $1.1 million in 1997. Selling and marketing expenses increased as a percentage of consulting services to 8.6% in 1998 from 6.4% in 1997. The increase was due primarily to our decision to expand the selling and marketing group to 16 employees at December 31, 1998 from 11 employees at December 31, 1997, and the funding of business development costs to increase our lead generation activities and broaden our market awareness and customer base.

General and Administrative Expenses. General and administrative expenses increased 79.0% to $7.8 million in 1998 from $4.3 million in 1997. General and administrative expenses increased as a percentage of consulting services to 28.9% in 1998 from 24.9% in 1997. The increase in general and administrative expenses for 1998 compared to 1997 was due primarily to the costs associated with the additional employees hired during 1998, including experienced personnel in Human Resources, Finance, Recruiting, Internal Systems and Executive Management. Our total general and administrative headcount increased to 40 employees at December 31, 1998 from 21 employees at December 31, 1997. Facilities costs also increased in 1998 due primarily to new offices opened in Cleveland, Dallas, Denver, Detroit and Grand Rapids and expanded offices in Chicago, Indianapolis and Minneapolis.

Stock Compensation. Stock compensation expense increased $258,000 in 1998 due to various option grants.

Interest (Income) Expense. Interest income in 1998 increased slightly as compared to 1997. Interest expense was $137,000 in 1998 compared to $69,000 in 1997. The change was due to increased borrowings under our line of credit during 1998 to support our growth.

Net Income. Net income decreased 52.1% to $783,000 in 1998 from $1.6 million in 1997. The decrease was due primarily to expenses associated with the increase in project personnel, selling and marketing personnel and general and administrative personnel and to additional funding for marketing activities and new offices, all as described above.

Pro Forma Provision for Income Taxes. The pro forma provision for income taxes for 1998 was $457,000 as compared to $702,000 for 1997. The effective tax rate for 1998 was 58.6% as compared to 40.9% for 1997.

Quarterly Results of Operations

The following tables set forth unaudited quarterly financial data for the periods indicated. We obtained this information from unaudited quarterly consolidated financial statements and, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results for the periods. Results of operations for any previous quarters do not necessarily indicate results for any future period.

	Quarters Ended							
	Mar. 31, 1998	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999
	(In thousands)							
Statement of Income Data:								
Revenues:								
Consulting services	$5,666	$5,718	$7,098	$8,425	$9,632	$10,430	$11,729	$13,182
Product sales	520	301	97	37	400	57	337	1,537
Total revenues	6,186	6,019	7,195	8,462	10,032	10,487	12,066	14,719
Costs and expenses:								
Project personnel and expenses	3,147	3,855	4,139	4,738	5,450	5,549	6,279	6,846
Cost of products sold	480	277	94	33	352	49	252	1,364
Selling and marketing expenses	544	585	564	610	797	1,076	1,069	819
General and administrative expenses	1,650	1,878	1,912	2,337	2,384	2,465	3,025	4,074
Amortization of intangible assets	—	—	—	—	—	—	—	719
Stock compensation	156	12	12	91	64	188	188	180
Merger costs	—	—	—	—	—	170	—	—
Total costs and expenses	5,977	6,607	6,721	7,809	9,047	9,497	10,813	14,002
Operating income (loss)	209	(588)	474	653	985	990	1,253	717
Interest income	—	—	—	16	5	20	135	301
Interest expense	22	35	40	40	47	58	24	8
Income (loss) from continuing operations	187	(623)	434	629	943	952	1,364	1,010
Income (loss) from discontinued operations	(60)	213	—	—	—	—	—	—
Income (loss) before provision for income taxes	127	(410)	434	629	943	952	1,364	1,010
Provision (benefit) for income taxes	(3)	—	—	—	—	10	438	782
Net income (loss)	$ 130	$ (410)	$ 434	$ 629	$ 943	$ 942	$ 926	$ 228
Pro forma provision (benefit) for income taxes	$ 66	$ (219)	$ 232	$ 378	$ 398	$ 449	$ 620	$ 782
Pro forma net income (loss)	$ 61	$ (191)	$ 202	$ 251	$ 545	$ 503	$ 744	$ 228

	Quarters Ended							
	Mar. 31, 1998	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999
As a Percentage of Total Revenues:								
Revenues:								
Consulting services	91.6%	95.0%	98.7%	99.6%	96.0%	99.5%	97.2%	89.6%
Product sales	8.4	5.0	1.3	0.4	4.0	0.5	2.8	10.4
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and expenses:								
Project personnel and expenses	50.8	64.0	57.5	56.0	54.3	52.9	52.0	46.5
Cost of products sold	7.8	4.6	1.3	0.4	3.5	0.5	2.1	9.3
Selling and marketing expenses	8.8	9.7	7.8	7.2	7.9	10.3	8.9	5.5
General and administrative expenses	26.7	31.2	26.6	27.6	23.8	23.5	25.0	27.7
Amortization of intangible assets	—	—	—	—	—	—	—	4.9
Stock compensation	2.5	0.2	0.2	1.1	0.7	1.8	1.6	1.2
Merger costs	—	—	—	—	—	1.6	—	—
Total costs and expenses	96.6	109.7	93.4	92.3	90.2	90.6	89.6	95.1
Operating income (loss)	3.4	(9.7)	6.6	7.7	9.8	9.4	10.4	4.9
Interest income	—	—	—	0.2	0.0	0.2	1.1	2.0
Interest expense	0.4	0.6	0.6	0.5	0.4	0.5	0.2	0.0
Income (loss) from continuing operations	3.0	(10.3)	6.0	7.4	9.4	9.1	11.3	6.9
Income (loss) from discontinued operations	(0.9)	3.5	—	—	—	—	—	—
Income (loss) before provision for income taxes	2.1	(6.8)	6.0	7.4	9.4	9.1	11.3	6.9
Provision (benefit) for income taxes	(0.0)	—	—	—	—	0.1	3.6	5.4
Net income (loss)	2.1%	(6.8)%	6.0%	7.4%	9.4%	9.0%	7.7%	1.5%
Pro forma provision (benefit) for income taxes	1.1%	(3.6)%	3.2%	4.4%	4.0%	4.3%	5.1%	5.4%
Pro forma net income (loss)	1.0%	(3.2)%	2.8%	3.0%	5.4%	4.8%	6.2%	1.5%

The establishment of new practice areas and the hiring of consultants in peak hiring periods such as the addition of college recruits, have resulted in periods of lower consultant utilization and resulting downward pressure on margins until project volume increases in these areas. In the future, the establishment of new practice specialties, as well as further geographic expansion, could from time to time adversely affect utilization. Variations in consultant utilization would result in quarterly variability of our cost of services as a percentage of revenues. Our consultants are employed on a full-time basis, and therefore we will, in the short-term, incur substantially all of our employee-related costs even during periods of slow utilization. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and that you should not rely on these comparisons as indications of future performance.

Liquidity and Capital Resources

In August 1999, Braun Consulting sold 4,000,000 shares of common stock in its initial public offering. Of the net proceeds of approximately $24.5 million, we distributed approximately $3.8 million to stockholders as previously taxed but undistributed S corporation income and retired approximately $3.0 million of existing indebtedness. We used the remainder of the net proceeds, plus cash generated from operations, to invest in cash, cash equivalents and marketable securities with a value of approximately $9.8 million at December 31, 1999. We used approximately $9.5 million of the net proceeds to finance the cash consideration and the transaction costs associated with the acquisition of ETCI.

As of December 31, 1999, we maintained lines of credit providing for borrowings of up to $5.75 million. Our line of credit for $5.0 million is with LaSalle Bank National Association, bears interest at the bank's prime rate and expires on June 30, 2000. The line of credit for $750,000 was with Sovereign Bank and bore interest at the bank's prime rate plus 0.25%. This line of credit has been repaid and cancelled. The terms of our LaSalle Bank National Association line of credit include financial covenants covering the relationships of borrowings to accounts receivable and to tangible net worth, and the relationship of total liabilities to tangible net worth. We expect to renew this line of credit upon its expiration. In addition, we have a $100,000 term loan from Sovereign Bank. The term loan bears interest at 7.25% and matures February 1, 2002. As of December 31, 1999, we had no bank borrowings outstanding under our $5.0 million line of credit, approximately $480,000 of bank borrowings outstanding under the $750,000 line of credit and approximately $74,000 of bank borrowings outstanding under the $100,000 term loan. Capital expenditures of approximately $2.6 million, $1.5 million and $697,000 for 1999, 1998 and 1997, respectively, were used primarily for computers, office equipment and leasehold improvements related to our growth.

Inflation did not have a material impact on Braun Consulting's revenues or income from operations in 1999, 1998 or 1997.

As of December 31, 1999, we had cash, cash equivalents and marketable securities of approximately $9.8 million, and we believe that the net proceeds from the sale of the common stock offered hereby, together with cash provided from operations, borrowings available under our credit facilities and existing cash, cash equivalents and marketable securities will be sufficient to meet working capital and capital expenditure requirements for at least the next 24 months.

Year 2000 Readiness

Many computer systems and software products could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such "Year 2000" requirements.

We believe that our principal internal systems, including our hardware and software, are Year 2000 compliant. We have reviewed Year 2000 issues with the suppliers of our principal internal systems. Our review of our Year 2000 readiness programs, including our assessment of our internal systems as well as those of third

parties with whom we have material interactions, is complete. We have experienced no Year 2000 compliance problems in the brief period since January 1, 2000.

We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material.

The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the eSolutions we create for our clients. Our clients license software directly from third parties and we do not guarantee that the software licensed from these suppliers is Year 2000 compliant. To date, we are not aware of any Year 2000 compliance problems with software or code that we have developed or third-party software incorporated into our eSolutions and we have not had to correct any deficiencies. However, any failure on our part to provide Year 2000 compliant eSolutions to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business.

We do not currently have any information concerning the general Year 2000 compliance status of our clients, nor do we intend to examine our clients for general Year 2000 compliance. If our clients are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. In addition, we anticipate that many of our clients may limit eSolutions spending as they attend to Year 2000 issues. As a result, our business, financial condition and operating results could be harmed.

Although we are not aware of any material Year 2000 compliance problems with our clients, the most reasonably likely worst case scenario for Year 2000 problems for us would be the system failure at a significant client or clients, which interrupts our project work for an indefinite period of time. The failure of any significant client to remedy the situation and renew our project work could negatively impact our operating results.

Our Year 2000 contingency plan to address the most reasonably likely worst case scenario is to maintain a significant number of projects so the potential loss of a significant client has a minimal effect on our business.

Quantitative and Qualitative Disclosure About Market Risk

We may be exposed to market risk related to changes in interest rates. Our borrowing arrangements and short-term investments are based on variable rates of varying maturities. We do not have any agreements to protect us from the risk presented by a change in our interest rates. If interest rates on our borrowings were to increase immediately and uniformly by 10% from levels as of December 31, 1999 from 8.50% to 9.35%, our net income would decrease by $4,080, which is equal to the product of the 10% increase in the interest rate multiplied by the approximately $480,000 of bank borrowings outstanding as of December 31, 1999. If interest rates on our investments were to decrease immediately and uniformly by 10% from levels at December 31, 1999 from approximately 5.50% to 4.95%, our net income would decrease by $49,500, which is equal to the product of the 10% decrease in the interest rate multiplied by the approximately $9 million of short-term investments in cash equivalents and marketable securities as of December 31, 1999.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, which will be January 1, 2001 for us. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. We have no derivative exposure and expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations.

BUSINESS

Overview

Braun Consulting delivers Internet professional services to our clients by combining strategy, business and customer information and advanced Internet application development skills. We call these services eSolutions. Since 1993, we have provided services to more than 240 companies, primarily Fortune 500 and middle-market clients.

Industry Background

Business and culture are changing due to advancements in the Internet and the use of information. Access to information is increasing, data sources are growing exponentially, people are interacting online, and business and customer information have emerged as a primary resource for competitive advantage. Organizations in virtually every industry are seeking to improve the ability of business professionals to make timely, fact-based business decisions.

Industry leaders are increasingly dependent upon business information to create markets, identify new customers, segment product lines, drive profitability and retain repeat purchasers. In *Post-Capitalist Society*, management expert Peter Drucker predicted the growing importance of knowledge assets and stated, ‘‘Increasingly, there is less and less return on the traditional resources: labor, land and (money) capital. The main producers of wealth have become information and knowledge.’’

The Internet is expanding access to information and transforming the way business is conducted with customers, partners, suppliers and other businesses. Large-scale intranet systems within organizations enable new levels of managing, creating and sharing information. Web-based applications and business solutions enable electronic commerce, drive new information creation and increase the need to effectively access, utilize, manage and store business and customer information. Business-to-business extranet applications connecting partners and separate companies create new relationships, growth opportunities and revenue streams.

International Data Corporation expects Internet users worldwide to surpass 500 million by 2003 from approximately 142 million in 1998. Concurrent with the rapid growth in Internet use, companies are realizing the potential of Web-based commerce, including both business-to-business and business-to-consumer applications. International Data Corporation expects Web-based commerce to exceed $1 trillion worldwide by 2003. This explosive growth is driving demand by businesses for Web-related services, which International Data Corporation predicts will grow to $78.6 billion by 2003 from a base of $7.8 billion in 1998.

Organizations spend considerable effort and resources to gather and organize data. Many have been unable to effectively achieve their goals without the benefit of customer-focused business strategies using business intelligence and leading information technologies such as the Internet. By focusing on the design and development of business strategies, companies can respond to changing markets and competitive pressures by taking advantage of the investments they have made in information technology. As companies move beyond urgent operational issues addressed by basic enterprise resource planning applications and year 2000 remediation projects, focus is shifting to more important strategic investments in business intelligence. A June 1998 Information Week survey of 250 information technology executives indicated that data warehousing, a core element of business intelligence, is their top post-millennium technology priority.

Many companies have failed to organize, manage and disseminate business data in an accessible, intuitive manner. Companies use this information to create value by better tailoring products and services, identifying business opportunities and improving operational efficiencies. For instance, in electronic commerce, companies can use this information to better manage customer relationships by analyzing past purchases, service history, product usage and demographics. Consumer product companies and retailers use customer information to determine which products to promote in specific markets and channels. Companies engaged in supply chain

management use customer and business information to more efficiently manage product and material order flow among distribution facilities, multiple plants and suppliers.

The effective allocation and use of information in business strategies focused on customers depends on an organization's capabilities in business intelligence, which includes data warehousing, customer relationship management and applications used to analyze data. Business intelligence solutions are part of the fundamental infrastructure systems businesses need to succeed in a competitive marketplace. International Data Corporation projects that data warehousing spending worldwide will grow to $29.2 billion in 2002 from $11.5 billion in 1997. International Data Corporation also projects that the worldwide customer relationship management service market will grow to $89.7 billion in 2003 from approximately $33.2 billion in 1998 and that global investments in applications used to analyze data will grow to $5.2 billion in 2003 from only $1.5 billion in 1998.

Turbulence and changes in previously established markets provide tremendous opportunities for organizations that are insightful and focused on their customers. In the new millennium, businesses working to attain competitive advantage in changing markets will be compelled to use Web-based business approaches and efficiently manage business and customer information. The Internet combined with strategies focused on customers and business intelligence will enable a new era of business.

The Braun Consulting Advantage

We believe clients that are dependent upon business and customer information and effective use of the Internet will purchase Internet professional services from qualified and proven providers. Braun Consulting is well positioned to deliver these services. Our eSolutions are designed to provide a measurable return on a client's investment by driving its revenue growth. We believe the following key attributes differentiate us from the competition:

Comprehensive eSolutions Through Our Transform *Methodology*

Our *Transform* methodology is a proprietary project management process we use to deliver Internet professional services to clients. Through the *Transform* methodology, we deliver solutions that integrate strategy and customer and business information with the Internet. We provide comprehensive business solutions through cross-functional project teams to Fortune 500 and middle-market companies. Our *Transform* methodology begins with a customer-focused strategy and, with our full range of business intelligence skill sets, continues through the implementation of leading technologies including the Internet. Our methodology is designed to provide completed work to the client approximately every 90 days.

Business Intelligence

Our founders have been working for more than 15 years advising clients about technologies and methods that have developed over that time to collect and analyze business and customer information. Our success has been built upon services that effectively incorporate customer relationship management, data warehousing and applications for data analysis. Our business intelligence services assist our clients in collecting, retrieving, organizing and managing business and customer information in order to:

- facilitate information sharing;
- analyze information and identify, predict and respond to customer and market trends; and
- make timely, fact-based business decisions.

Customer-Focused and Internet Business Strategies

We have experience in designing customer-focused strategies that drive revenue growth. Our objective is to assist clients in recognizing, pursuing and realizing value from emerging customer and marketplace opportunities, including the use of the Internet. This approach to business strategy, combined with our customer

relationship management services, can enable clients to more effectively manage customers as key assets, thereby:

- improving existing customer relationships;
- maximizing revenue per customer; and
- identifying potential new customers.

Internet and Information Technology

Braun Consulting helps its clients develop and integrate Web-based technologies, including Internet, intranet and extranet applications. We are also experienced at building the systems that facilitate our clients' electronic business activities. Our experience with various Internet technologies allows us to recommend unbiased Internet technology solutions for our clients. We continue to enhance our skills utilizing our three training and technology centers located in Chicago, Indianapolis and St. Louis. These centers are used to provide technology training to both our staff and our clients.

Growth Strategy

Braun Consulting's objective is to continue our growth by capitalizing on our position as an Internet professional services provider. Our strategies for achieving this objective include:

Expanding and Developing Our Client Base

Since 1993, we have provided services to more than 240 middle market and Fortune 500 companies. We believe there is significant potential to expand our relationships with these companies. We will continue to target new clients in industries and emerging markets where success requires strategies focused on customers, business information and Internet capabilities.

Recruiting and Retaining Qualified Professionals

Our growth will be fueled by continuously attracting qualified professionals from industry, other consulting organizations and selected colleges and universities. Our recruiting model and training curriculum allow us to prepare recently hired employees to perform services under the guidance of experienced management. Our training curriculum includes training to understand our clients' business needs and the technologies to provide solutions for those needs. Braun Consulting's culture includes a focus on leading edge technologies, professional development programs, incentive-based compensation and a balanced lifestyle. We believe our culture has resulted in a manageable employee turnover rate of approximately 10% in 1999 and 12% in 1998.

Capitalizing on Our Existing Infrastructure

Braun Consulting has developed the infrastructure to support our future growth, which includes the following:

- our senior management team averages more than 17 years experience in providing professional services, including customer-focused strategy services, financial services and advising clients about technologies and methods that have developed over time to collect and analyze business and customer information;
- our team of experienced business development managers focuses on expanding our business through increased sales and marketing efforts;
- our management reporting systems enable us to efficiently track and deploy firm resources; and
- our *Transform* methodology incorporates a proprietary database that stores knowledge gained in previous engagements, allowing us to capture and develop firm-wide best practices in our areas of expertise.

Pursuing Selected Acquisitions

Braun Consulting has senior management personnel focused on identifying and evaluating potential acquisitions in order to:

- expand our expertise in new technologies;
- gain access to additional talented professionals;
- expand our geographic presence; and
- increase our client base.

In 1999 we acquired Vertex Partners and ETCI. We have established integration teams emphasizing communication to enhance rapid and successful integration of our acquisitions. Integration teams, comprised of employees from Braun Consulting and the acquired company, are established for the following areas: people and culture, operations, delivery of services, and sales and marketing. These teams establish objectives and time lines for completion of integration tasks and report to our senior management.

eSolutions Services

Braun Consulting delivers comprehensive eSolutions which combine our experience in customer-focused strategy, information collection and analysis and Web integration.

Customer and Internet Business Strategy

Braun Consulting's customer and Internet business strategy services focus on helping clients achieve sustainable, profitable growth by recognizing and realizing value from their customer base, customer trends and the Internet. We understand that strategy and implementation are inseparable and that performance improvement for any client is based on insightful assessment, analysis and hands-on implementation. Our experienced consultants work with clients' senior management teams in a collaborative approach that is built upon joint accountability, effective project management and interactive working relationships. Our strategy services include:

- *Customer-Focused Strategy.* We help our clients develop growth-oriented strategies that enable them to more effectively manage customers as key assets and focus on improving customer relationships, maximizing revenue per customer and identifying potential new customers.
- *Internet Business Strategy.* We help clients design and implement Internet-driven market approaches designed to drive revenue growth and improve profitability through electronic commerce, sales force automation and interactive customer relationships.

Business Intelligence

Our business intelligence services assist our clients in collecting, organizing, retrieving and managing business and customer information. Using Web-enabled technologies, this information can be collected and distributed using the Internet. Our experience in business intelligence services consists of:

- *Data Warehousing.* We build and deploy large-scale, complex data warehouses. Data warehouses collect and organize data from disparate sources, and make that data available for reporting and analysis. Effective data warehousing overcomes issues presented by incompatible databases, geographic separation and incompatible technologies.
- *Customer Relationship Management.* We help clients to better understand their customers' needs through effectively combining data warehousing and applications for data analysis with new marketing approaches. Our customer relationship management expertise enables better assessment of customer value, prospective customer opportunities and customer preferences for new products and services.

- *Applications for Data Analysis.* Our expertise in deploying and integrating applications for data analysis allows clients to deliver information to the desktops of managers. The information provided allows for analyses and decision making relative to such items as market opportunity identification, customer trends, budgeting and forecasting, product profitability and financial consolidation.

Web Integration

Our Web integration services help clients to effectively manage the interaction between their company and its customers, suppliers and employees. The Web integration services we provide include:

- *Electronic Commerce.* Electronic commerce includes both business-to-business and business-to-consumer applications. Our expertise with leading business applications helps clients build and deploy systems that allow online transactions with customers, suppliers and partners.
- *Internet, Intranet and Extranet.* We have expertise in building Web-based applications that span Internet-based interfaces, large-scale internal intranets that connect departments and divisions within a company and extranet systems that allow secured electronic access to proprietary systems for authorized customers and partners. We provide Web-based solutions using NT and Unix platforms.
- *Front Office Automation.* We help clients build and implement Web integration systems that enable the effective information exchange among geographically dispersed sales representatives, customer service representatives and customers. We also have expertise in helping clients effectively capture, store and utilize volumes of data gathered through large-scale call center solutions.
- *Supply Chain Management.* Our expertise in supply chain management applications provides our clients with leading-edge manufacturing process capabilities that are increasingly tied to customer relationship management programs.
- *Core and Extended Enterprise Applications.* We bring Web integration expertise and insights to enterprise resource planning projects and offer experience in extending the functionality through data warehousing, reporting interfaces and customer relationship management. We help clients achieve greater returns on their significant enterprise applications investments.

Transform *Methodology*

Braun Consulting delivers Internet professional services for clients through the effective use of our proprietary project management approach, *Transform* methodology. Our approach is designed to provide completed work approximately every 90 days. We believe our methodology creates selling advantages when competing for work with other consulting firms.

Our approach capitalizes on both the client assurances associated with fixed-price work and the flexibility inherent in ongoing billable relationships. *Transform's* continuous 90-day review process enables controlled growth of the overall project through the addition of mutually identified and agreed upon incremental phases of work.

Our *Transform* methodology is designed to assure that the clients' strategic business objectives are achieved, particularly when we engage in large-scale projects. Our approach requires us to work closely with clients to achieve the desired business objectives. Our methodology includes:

Scope. We identify and work with clients to deliver a clear definition of the objectives for the project. We create an overall project plan, which includes business objectives, duties, desired results, timeline and resource allocation. Management approvals and project checkpoints are defined as part of the project plan. The emphasis of the planning stage is on establishing objectives and timetables.

Strategy. Through tailored customer and competitive analyses, we work with clients to agree upon the goals of the project. We emphasize the development and alignment of customer-focused, Internet, general

business and information technology strategies. When appropriate, a prototype solution is developed for the client's review.

Design. Business and technology specifications identified in the strategy phase drive the project design. In designing a multi-phase solution, we define business processes, Internet applications and information technology needs. Our approach allows for continuous review for each successive phase. Our approach allows us to work on multiple ongoing projects for a single client at the same time.

Build. We construct and integrate components of Internet applications and information technology systems. These components are implemented over 90-day intervals and are continuously reviewed for quality assurance.

Integration. Our integration approach addresses both organizational and systems needs. Key activities in this stage often include changes in business processes, system conversions, training and documentation. This phase also includes quality assurance and client review.

Support. During the support stage, we continue to provide assistance to clients. These services may include business process change, information technology and Internet application support. Our support services foster ongoing client relationships that can lead to additional project work. Another key element of our support services is the technical training of client personnel on the use of our solutions. Our services also include customized training, classroom instruction, manuals and documentation.

Representative eSolutions

Developing a New Customer and Market Approach in Telecommunications

Challenge: Navigate a deregulating telecommunications environment, migrate to Web-based information access, build closer relationships with target customers and bring innovative new products and services to market.

eSolution: Braun Consulting is working with a telecommunications provider to introduce customer relationship management strategies, build critical business intelligence capabilities and enhance information technology systems. In the first phase of the project, we conducted an extensive interview process with the leadership team that identified needs in marketing strategy, organizational structure, business processes, data management and systems requirements. From this phase we delivered an executive report that outlined recommendations for strategy and development of a marketing database that will be accessible through the Internet and intranet when complete. In the second phase, we designed and implemented a new marketing system that defined optimal organization and business processes.

Results: Our eSolution is designed to handle 21 million current and prospective customers and 1 billion customer transactions per month. Currently, in the third phase of the project, we are designing and implementing enhancements to the Web-enabled, customer-focused marketing data warehouse. Significant enhancements include customer care information from the front-office system, additional marketing campaign channels, and current customer demographics from a new billing system.

Business-to-Business Digital Exchange for the Construction Industry

Challenge: Build a dot.com startup to take advantage of the highly fragmented distribution channels in the commercial construction industry.

eSolution: Braun Consulting is working with BidBuyBuild.com to build an Internet-based digital exchange to enable contractors and suppliers to interact in a more direct and efficient manner. The automated process involves the creation of contractor driven auctions, request for quotes and facilitation of the bidding process. The site will allow contractors to create and monitor auctions, automate bidding workflow procedures for suppliers, simplify the communication and information sharing process for both contractors and suppliers, and

build a commerce-enabled community for these constituents. Our eSolution is implemented with leading-edge Internet auction software as its core technology, which we extend with advanced Internet custom application development. In addition, the exchange uses Web-enabled database technology.

Results: BidBuyBuild.com is utilizing our program that provides full-featured implementation services including strategic guidance, technical implementation and creative integration. The work is being done within our Chicago technology center. We have successfully launched BidBuyBuild.com's demo site. The full production site is currently scheduled to go live early in the second quarter, with phase two extending the reach and capability of the system to other construction industry segments and international markets.

Maximizing Revenues Through Customer Relationship Management

Challenge: Increase national service firm's revenues from their current customer base and grow the profitability of their catalog business.

eSolution: Braun Consulting worked with the client to create a state of the art customer relationship management system, from development of a customer-focused strategy through technology implementation. Our eSolution integrates the client's multiple customer service, billing, and order entry information technology systems. Customer information is collected and analyzed to define customer profiles and develop meaningful customer segmentation. The system is designed to be a marketing portal that executes marketing programs using campaign management tools. The campaigns use newly developed metrics to target promotional activities to the most receptive customers. In addition, our eSolution also ranks catalog customers by profitability, allowing for more finely tuned marketing to relevant clientele. Our deployment of leading-edge technologies in database development, data quality, and campaign management were essential for the success of the project.

Results: Improved understanding of customer information allows our client to grow revenues through cross selling to the existing client base. In addition, the catalog business increases profits by focusing marketing efforts on the most profitable customers.

Intranet-driven Products and Services

Challenge: Increase Fortune 100 client's effectiveness in sales and marketing through the use of an intranet.

eSolution: Braun Consulting worked with a Fortune 100 manufacturer of electronics equipment to rethink how to more effectively market an expansive collection of product and service offerings. Working with the client, we built and deployed a Web-based solution that effectively integrated dispersed business locations and hundreds of product and service offerings. We utilized database technology for efficient information storage and leading server products to manage and distribute information. Our approach included using the latest in browser technology to deploy a Web-based application across dozens of office locations. Our eSolution made the complex system user-friendly. The system is now able to calculate product and service offering charges and improve inventory management.

Results: The client is now better equipped to compete in highly competitive markets and improve customer satisfaction by identifying and tailoring product and service offerings that best meet customers' needs. Through intranet-based access to information, this Fortune 100 client is capitalizing on business and customer information to more effectively target and deliver hundreds of products and services. Taking advantage of its new business capability, the client is now able to better focus on increasing revenues and profits by optimizing its pricing strategies.

Clients

We work with Fortune 500 and middle market companies across a wide variety of industries, including telecommunications, healthcare, consumer packaged goods, manufacturing and financial services. In 1999 our ten largest clients generated approximately 56% of our revenues, with Pharmacia & Upjohn accounting for 24.4% of our revenues. The services provided to this client were divided among a number of divisions and subsidiaries in multiple client locations. Most of our large clients have retained us for multiple projects on an ongoing basis. Existing clients from the previous fiscal year generated approximately 75% of our revenues in 1999 and approximately 76% of our revenues in 1998. The volume of work performed for specific clients is likely to vary from year to year, and a significant client in one year may not use our services in a subsequent year. Since the beginning of 1997, our clients have included:

Telecommunications
- Ameritech
- AT&T
- Embratel
- MCI WorldCom
- MediaOne
- Qwest

Healthcare
- American Home Products
- Aventis
- Clinical Reference Laboratory
- Eisai
- Eli Lilly
- Medtronic
- Novartis
- Pharmacia & Upjohn

Consumer Packaged Goods
- Kraft
- Quaker Oats
- Ralston Purina
- S.C. Johnson

Manufacturing
- Cummins Engine
- Eaton
- General Electric
- General Motors
- Honeywell
- Motorola
- Steelcase
- Thomson Consumer Electronics
- Trane
- Ty Inc.
- Xerox

Financial Services
- Blue Cross/Blue Shield
- Chase
- CNA Insurance
- Coregis
- Employers Reinsurance
- Kemper Insurance
- MasterCard
- The CIT Group

Other
- Ameren
- BidBuyBuild.com
- BP Amoco
- Cintas
- Marathon Oil
- MatchLogic
- New Century Energies
- TMP Worldwide (*Monster.com* owner)

Sales and Marketing

Braun Consulting has made significant investments in sales and marketing initiatives, and believes strongly that these business functions will be important to our future growth and success. We have a dedicated team of experienced business development managers who are focused on securing new opportunities and maximizing client satisfaction.

Our marketing team is engaged in a strategic initiative to develop brand and image recognition. We have invested in our corporate identity and continue to engage in activities designed to build awareness. For example, current programs include promotional material and brochures, Web page development, lead generation and executive seminars, market research and trade shows. We utilize public relations, online marketing efforts and industry events to brand Braun Consulting as an Internet professional services provider. In addition, we participate in speaking, publishing and presentation opportunities to generate awareness in our target markets and among our target clients.

Culture, People and Recruiting

Braun Consulting's employees and culture are the cornerstone of our success. Through our balanced work philosophy and our aggressive recruiting efforts, we have been able to attract and retain qualified professionals.

Culture

Our demanding, engaging and rewarding environment is combined with a culture that also supports family time, community service and outside personal interests. We strive to achieve a balanced approach to work and personal life and believe that this component of our culture is significant to recruiting and retaining quality professionals. We attribute our manageable turnover rate to our quality professional opportunities and the strong balance between work and personal life that is a fundamental component of our culture.

People

We employ professionals from industry, consulting organizations and selective colleges and universities. Our people at all levels understand the importance of quality work and client satisfaction. Working in teams, consultants are rewarded for contributions and accountability. Our compensation program offers every full-time employee incentive-based opportunities to participate in our stock option plans.

We contribute to the success of our people through ongoing professional development and training. New employees typically receive professional training and attend a team orientation. New hires who are recent graduates receive four weeks of training in our culture, business, specific technologies and our *Transform* methodology. We offer computer-based training through the Internet to enhance our ongoing education commitment to employees.

As of December 31, 1999, we had 399 employees. Of these, 331 were project personnel, 22 were selling and marketing personnel, and 46 were general and administrative personnel. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Recruiting

To support continued growth, we have built a recruiting organization. To recruit quality people, we use full-time recruiters, external recruiting resources, the Internet, employee referrals and campus recruiting events. Our campus recruiting program has earned brand name recognition among students on campuses of leading educational institutions.

Diversity in experience is one of our strengths. In 1999, approximately 63% of our new hires were experienced professionals and approximately 37% were recent college and university graduates. Our new hires include industry managers, consulting leaders, technology specialists, CPAs and graduates with Ph.D., M.B.A., liberal arts and engineering degrees.

Operations

Braun Consulting is continuously enhancing operational infrastructure to support and sustain our growth. Our management team focuses on business operations through key proprietary internal systems and reporting capabilities that have been developed in several areas, including:

Business Development/Sales Pipeline. Opportunities are monitored by business development managers and practice leaders. Reviewed weekly, opportunities are discussed by client, line of service, total revenues, likelihood of selling a project, date of closing an agreement and work start date.

Forecast Report. Resources management is reviewed for optimal staffing, revenue forecasting and demand-based allocation of available consultants. Our forecasts are based on 90-day projections derived from signed client agreements. The forecast report covers projected billable hours by practice, average billing rates, utilization and comparison to planned budget. Practice leaders, finance personnel, human resources and senior management review reports semi-monthly.

Time & Expense Reports and Billing. Time and expense reports are generally available online within 12 hours of semi-monthly period closing. This system allows for timely revenue information and detailed management reporting. The system allows invoicing of clients within two days of period closing.

Flash Report. Performance is monitored by practice area in semi-monthly, month-to-date and year-to-date reports. Flash reports compare actual results to budget and contain information on revenues generated, hours worked, total headcount, new hires, utilization rates and average billing rates.

Hiring Pipeline Report. Budgeted hiring is tracked by practice area and the various stages of individual candidates. Individuals in process are tracked through resume review, interview process, offer status and acceptance or rejection of employment. The hiring pipeline report is designed to optimize resources and is integrated with the business development and forecast reports.

Competition

Competition in the Internet professional services marketplace is strong. Our current and anticipated competitors include:

- emerging Web consulting firms such as Agency.com, Proxicom, Razorfish, Scient, USWeb/CKS and Viant, which are focused on Internet-based, electronic business and digital business solutions;
- systems integrators such as Andersen Consulting, Cambridge Technology Partners, Ernst & Young, PricewaterhouseCoopers and Sapient;
- strategy and management consulting firms such as Bain, Boston Consulting Group, Diamond Technology Partners and McKinsey;
- regional specialized information technology firms;
- vendor-based services organizations of companies such as IBM and Oracle; and
- internal management and information technology departments of current and future client organizations.

The market for our services is subject to rapid technological change and increased competition from large existing players, new entrants and internal information technology groups. We believe the principal competitive factors in our market include Internet expertise and talent, client references, integrated strategy, business intelligence and data warehousing capabilities, quality, executive management, consulting skills, pricing and speed of service delivery, and industry-specific knowledge. We believe the market will continue to offer significant opportunity for multiple players. We believe we compete favorably with respect to these factors. See ‘‘Risk Factors—The eSolutions market subjects us to risks.’’

Facilities

Our headquarters are located in Chicago, Illinois. Our principal administrative, finance, sales and marketing operations are located in Chicago, Illinois and Boston, Massachusetts. Our facilities in Chicago are located in approximately 17,200 square feet of leased office space and our facilities in Boston are located in approximately 24,500 square feet of leased office space. We also serve clients out of our leased office space in Cleveland, Ohio; Dallas, Texas; Denver, Colorado; Detroit, Michigan; Indianapolis, Indiana; Minneapolis, Minnesota; Mount Laurel, New Jersey; Reston, Virginia; and St. Louis, Missouri. We expect that we will need additional space as we expand our business and believe that we will be able to obtain suitable space as needed.

Legal Proceedings

Braun Consulting is not involved in any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of December 31, 1999:

Name	Age	Position
Steven J. Braun	40	President, Chief Executive Officer and Chairman of the Board of Directors
Thomas J. Duvall	49	Chief Operating Officer, Executive Vice President and Director
John C. Burke	61	Chief Financial Officer and Treasurer
Michael J. Evanisko	50	Executive Vice President and Director
James M. Kalustian	39	Executive Vice President and Director
Stephen J. Miller	49	Executive Vice President and Director
Paul J. Bascobert	35	Senior Vice President
David R. Fenner	41	Senior Vice President
Curt S. Sellke	41	Senior Vice President
Thomas A. Schuler	38	Vice President of Corporate Development
Gregory A. Ostendorf	44	General Counsel and Secretary
Norman R. Bobins	57	Director (1)
William M. Conroy	40	Director
William H. Inmon	54	Director
Eric V. Schultz	38	Director (1)

(1) Member of Audit Committee and Compensation Committee.

Steven J. Braun. Mr. Braun founded Braun Consulting in 1990 and has served as President, Chief Executive Officer and Chairman of the Board of Directors since our inception. Mr. Braun began his entrepreneurial activities in 1985 when he co-founded Shepro Braun Consulting, a professional services practice dedicated to business and information technology solutions. Mr. Braun joined Price Waterhouse LLP in 1982 as a consultant after he earned an A.B. from Harvard College.

Thomas J. Duvall. Mr. Duvall has served as Chief Operating Officer, an Executive Vice President and a director since November 1998. Prior to joining us, Mr. Duvall was a Management Consulting Partner at PricewaterhouseCoopers LLP where he was responsible for the Chicago office consulting practice and for PricewaterhouseCoopers LLP's nationwide Chemical Industry consulting practice. Mr. Duvall spent more than 23 years at PricewaterhouseCoopers LLP, including the last 12 years as a Partner of the firm. Mr. Duvall has a B.S. from Indiana Central College and an M.B.A. from State University of New York at Buffalo.

John C. Burke. Mr. Burke has served as Chief Financial Officer and Treasurer since May 1996. Prior to joining us, Mr. Burke was with the public accounting firm of Grant Thornton LLP for 30 years. Mr. Burke served as a member of senior management of Grant Thornton LLP for 20 years and held the positions of Chairman of the firm and Chicago Area Managing Partner. Mr. Burke is a C.P.A. and has a B.S. from the University of Notre Dame.

Michael J. Evanisko. Mr. Evanisko has served as an Executive Vice President and a director since May 1999. Mr. Evanisko was a founder and President of Vertex Partners. Prior to co-founding Vertex Partners in 1994, Mr. Evanisko was a founder and Vice President in Corporate Decisions, Inc., a strategic consulting firm, from 1983 to 1993. Mr. Evanisko was a consultant and manager at Bain & Co. from 1980 to 1983. In addition to his consulting career, Mr. Evanisko served as Chairman of Digitrace Care Services, Inc. from 1990 to 1996 and Elensys, Inc. from 1993 to present. Mr. Evanisko also serves as President of The Partnership for Organ Donation, Inc. Mr. Evanisko has a B.A. and an M.P.A. from Pennsylvania State University and an M.A. and an M.Phil. from Yale University.

James M. Kalustian. Mr. Kalustian has served as an Executive Vice President and a director since May 1999. Mr. Kalustian was a founder and Vice President of Vertex Partners. Prior to co-founding Vertex Partners in 1994, Mr. Kalustian was a Manager at Corporate Decisions, Inc. from 1989 to 1994. Mr. Kalustian served in various marketing positions from 1982 to 1989 for Raytheon Company, W.R. Grace & Co. and Canada Dry. Mr. Kalustian has an A.B. from Harvard College and an M.B.A. from Northwestern University.

Stephen J. Miller. Mr. Miller has served as an Executive Vice President and a director since May 1999. Mr. Miller was a founding member of Braun Consulting and has been part of the senior management team since 1993. Mr. Miller has worked in the information technology consulting marketplace for the past 20 years, specializing in database management and business intelligence. Mr. Miller has a B.A. from The Johns Hopkins University and an M.S. from the University of Illinois.

Paul J. Bascobert. Mr. Bascobert has served as a Senior Vice President since May 1999. Mr. Bascobert was a Vice President and founding member of Vertex Partners. Prior to joining Vertex Partners in 1994, Mr. Bascobert was with Corporate Decisions, Inc. from 1992 to 1994. Mr. Bascobert held the position of systems engineer for General Motors and Whirlpool Corporation from 1982 to 1990. Mr. Bascobert has a B.S.E.E. from Kettering University and an M.B.A. from the University of Pennsylvania.

David R. Fenner. Mr. Fenner is a Senior Vice President and has been with us since November 1994. Mr. Fenner has 15 years of information systems experience. Prior to joining us, Mr. Fenner was employed by Oracle Corporation from 1990 to 1994 and American Management Systems from 1986 to 1990. Mr. Fenner has a B.A. from Pace University and an M.B.A. from the University of Chicago.

Curt S. Sellke. Mr. Sellke is a Senior Vice President and has been with us since May 1994. Prior to joining us, Mr. Sellke was the District Manager for Professional Services at Sybase from 1991 to 1994. Mr. Sellke has 19 years of information systems experience and has worked in a similar capacity for Oracle Corporation, Bricker & Associates, The Whitewater Group and Baxter Healthcare. Mr. Sellke has a B.B. from Western Illinois University and an M.S. in Computer Science from DePaul University.

Thomas A. Schuler. Mr. Schuler has served as Vice President of Corporate Development since November 1998. Prior to joining us, Mr. Schuler was Vice President of Development for Professional Dental Associates from 1997 to 1998. Prior to joining Professional Dental Associates, Mr. Schuler was employed by Oxford Resources as Senior Vice President of Funding, from 1995 to 1996. From 1984 to 1995, Mr. Schuler held various investment banking positions for State Street Bank, Blalack-Loop and Lehman Brothers. Mr. Schuler has an A.B. from Harvard College and an M.B.A. from the University of California at Los Angeles.

Gregory A. Ostendorf. Mr. Ostendorf has served as General Counsel since August 1996 and Secretary since October 1996. Prior to joining us, Mr. Ostendorf was a partner in the law firm of Cage, Hill & Niehaus from 1988 to 1996. Mr. Ostendorf has a B.S. from Western Kentucky University and a J.D. from Indiana University.

Norman R. Bobins. Mr. Bobins was appointed as an independent director of Braun Consulting in August 1999. Mr. Bobins is currently serving as President and CEO of LaSalle Bank National Association, and has served in various capacities at LaSalle Bank National Association or its predecessors since April 1981. Mr. Bobins also currently serves as a director of ABN AMRO Bank Canada, CenterPoint Properties Trust, Chicago Title & Trust Co., Federal Home Loan Bank of Chicago, RREEF America REIT II, Inc. and Transco, Inc.

William M. Conroy. Mr. Conroy was appointed as an independent director of Braun Consulting in August 1999. Mr. Conroy is currently serving as Executive Vice President and COO of TenFold Corporation, and has been with TenFold Corporation since November 1997. Prior to joining TenFold Corporation, Mr. Conroy served in various capacities at Oracle Corporation from 1986 to 1997. Mr. Conroy was Area Vice President of Oracle Corporation from 1990 to 1995, and was Group Vice President from 1996 to 1997. Mr. Conroy also currently serves as a director of TenFold Energy, Inc., TenFold Insurance, Inc. and TenFold Healthcare, Inc.

William H. Inmon. Mr. Inmon was appointed as an independent director of Braun Consulting in August 1999. Mr. Inmon is currently serving as Chief Technology Officer and Chairman of the Board of Pine Cone Systems, Inc., and has been with Pine Cone Systems, Inc. since 1995. From 1990 to 1996, Mr. Inmon served as Executive Vice President and as a director of Prism Solutions, Inc. Mr. Inmon also currently serves as a director of Pine Cone Systems, Inc.

Eric V. Schultz. Mr. Schultz was appointed as an independent director of Braun Consulting in August 1999. Mr. Schultz is currently serving as Chairman and CEO of Wireless Knowledge, a joint venture between Microsoft Corporation and Qualcomm, and has been with Wireless Knowledge since December 1999. Prior to joining Wireless Knowledge, Mr. Schultz served as Director of Wireless Strategy and Sales in the Commerce and Consumer Group of Microsoft Corporation from 1998 to 1999. From 1989 to 1998, Mr. Schultz served as CEO and a director of The MESA Group, Inc.

Except for Messrs. Duvall, Evanisko, Kalustian and Bascobert, each of whom has an employment agreement, our executive officers are appointed annually by, and serve at the discretion of, the board of directors. Mr. Ostendorf is the brother-in-law of Mr. Braun. There are no other family relationships between any of our directors or executive officers. See ''—Employment Agreements.''

Board of Directors

Our board consists of nine directors divided into three classes, denominated Class I, Class II and Class III. Four of our directors are independent directors. Members of each class hold office for three-year terms which are staggered. At each annual meeting of our stockholders starting with the meeting in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve for a three-year period following their election or until a successor has been duly elected and qualified. Messrs. Bobins, Conroy and Inmon are Class I directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Duvall, Kalustian and Schultz are Class II directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Braun, Miller and Evanisko are Class III directors whose terms expire at the 2002 annual meeting of stockholders. The expiration of a director's term is subject in all cases to the election and qualification of his successor or his earlier death, removal or resignation. Each of Messrs. Duvall, Evanisko and Kalustian have employment agreements providing for their nomination as our directors. See ''—Employment Agreements.''

Committees of the Board of Directors

We have an audit committee and a compensation committee. The audit committee consists of Messrs. Bobins and Schultz. The audit committee recommends the annual appointment of our auditors, with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee consists of Messrs. Bobins and Schultz. The compensation committee makes recommendations to the board regarding compensation for our executive officers. The compensation committee also administers the 1998 Employee Long Term Stock Investment Plan, the 1998 Executive Long Term Stock Investment Plan and the 1995 Director Stock Option Plan.

Compensation of Directors

Directors who are also our employees receive no additional compensation for their services as directors. Directors who are not our employees will receive a $1,000 fee for attendance in person at meetings of the board or committees of the board and will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at such meetings. Non-employee directors receive stock options as an additional component of compensation pursuant to the 1999 Independent Director Long Term Stock Investment Plan. Directors who are our employees are eligible to participate in our 1998 Employee Long Term Stock Investment Plan, 1998 Executive Long Term Stock Investment Plan and 1995 Director Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

Mr. Braun served as the sole member of the compensation committee during 1999 until the completion of our initial public offering in August 1999. Messrs. Bobins and Schultz now serve as the members of the compensation committee. Neither of these two directors have at any time been officers or employees of Braun Consulting and neither of these two directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table sets forth certain summary information concerning the compensation earned during 1998 and 1999 by our President and Chief Executive Officer and the four other most highly compensated officers. We use the term ''named executive officers'' to refer to these people in this prospectus. The table excludes certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in the table.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Securities Underlying Options**	**All Other Compensation(1)**
Steven J. Braun	1999	$333,333	—	—	$2,400
President and Chief Executive Officer	1998	333,333	$ 65,000	—	2,000
Thomas J. Duvall	1999	315,000	57,250	3,500	2,297
Chief Operating Officer and Executive Vice President	1998	50,000	—	333,330	—
Michael J. Evanisko	1999	278,333	150,000	62,899	1,159(2)
Executive Vice President	1998	220,000	44,200	49,314	1,600
Stephen J. Miller	1999	250,000	43,650	—	3,322
Executive Vice President	1998	200,000	69,244	—	2,083
James M. Kalustian	1999	231,667	100,000	45,374	1,600
Executive Vice President	1998	180,000	20,104	—	1,518

(1) Represents 401(k) matching contributions by us.

(2) Amount was reduced by $441 to reflect an overpayment in 1998.

The following table sets forth information on grants of stock options during 1999 to the named executive officers.

Option Grants in 1999

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	**Number of Securities Underlying Options Granted in 1999**	**Percent of Total Options Granted to Employees in 1999**	**Exercise Price (per share)(1)**	**Expiration Date**	**5%**	**10%**
Steven J. Braun	—	—	—	—	—	—
Thomas J. Duvall	3,500	0.2%	$ 7.00	8/2006	$ 9,974	$ 23,244
Michael J. Evanisko	62,899	3.9	7.00	8/2006	179,243	417,713
Stephen J. Miller	—	—	—	—	—	—
James M. Kalustian	45,374	2.8	7.00	8/2006	129,302	301,330

(1) The exercise price equals the fair market value of the common stock as of the grant date as determined by the board of directors.

(2) The potential realizable value is calculated based on the term of the option at the time of grant (7 years). Assumed stock price appreciation of 5% and 10% is based on the fair value at the time of the grant.

The following table sets forth information with respect to exercises of options by the named executive officers during 1999 pursuant to the 1998 Employee Long Term Stock Investment Plan, the 1998 Executive Long Term Stock Investment Plan and the 1995 Director Stock Option Plan, and information with respect to unexercised options to purchase common stock held by them at December 31, 1999.

Aggregated Option Exercises in 1999 and Year-End 1999 Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options Held at December 31, 1999		Value of Unexercised In-the-Money Options at December 31, 1999(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steven J. Braun	—	—	—	—	—	—
Thomas J. Duvall	66,666	$1,791,649	—	270,164	—	$18,506,234
Michael J. Evanisko	—	—	15,299	45,900	$1,033,447	3,100,545
	—	—	—	1,700	—	109,650
Stephen J. Miller	—	—	—	—	—	—
James M. Kalustian	—	—	10,918	32,756	737,511	2,212,668
	—	—	—	1,700	—	109,650

(1) Calculated based on the fair market value of the common stock at December 31, 1999 of $71.50, minus the per share exercise price, multiplied by the number of shares of common stock underlying the options.

Employment Agreements

Braun Consulting has entered into employment agreements with Messrs. Duvall, Evanisko, Kalustian and Bascobert. Mr. Duvall's agreement has a five-year term, expiring on October 31, 2003. Each of the agreements for Messrs. Evanisko, Kalustian and Bascobert has a three-year term, expiring on April 30, 2002.

Pursuant to their employment agreements, Mr. Duvall serves as Chief Operating Officer and Executive Vice President, Messrs. Evanisko and Kalustian serve as Executive Vice Presidents and Mr. Bascobert serves as Senior Vice President. In addition, the agreements for Messrs. Duvall, Evanisko and Kalustian provide for their nomination as our directors.

As of December 31, 1999, pursuant to their employment agreements, the base salary for Mr. Duvall was $315,000, for Mr. Evanisko was $300,000, for Mr. Kalustian was $250,000 and for Mr. Bascobert was $225,000. Each of their base salaries increase annually by the greater of five percent or the consumer price index. Each of them is eligible to receive an annual bonus targeted to be 20% of their respective base salaries. In addition, Mr. Duvall is entitled to receive a quarterly bonus of $15,000, increasing each year by the greater of five percent or the consumer price index.

Pursuant to their respective employment agreements and subject to vesting schedules, each of Messrs. Evanisko, Kalustian and Bascobert was granted an option to purchase shares of common stock under the 1998 Employee Long Term Stock Investment Plan, and Mr. Duvall was granted an option to purchase shares of common stock under the 1998 Executive Long Term Stock Investment Plan. See "—Stock Plans."

Braun Consulting can terminate any of the employment agreements (1) for cause, (2) on the executive's death or (3) on the executive's permanent disability. All of the agreements define cause as the executive's material gross negligence or willful misconduct, final conviction of a felony, involvement in a conflict of interest or material breach of the material provisions of the agreements. In addition, the agreements with Messrs. Evanisko, Kalustian and Bascobert define cause to include the executive's knowing violations of Braun Consulting's policies or standards of conduct. Braun Consulting also can terminate the agreements with Messrs. Evanisko, Kalustian and Bascobert without cause on 60 days prior written notice. Each of Messrs. Evanisko, Kalustian and Bascobert can terminate his agreement for good reason or on 60 days prior written notice. Their agreements define good reason as a material breach of the agreements by Braun Consulting or a material change in the location of employment, the executive's reporting relationship or the nature or scope of the executive's duties. Either Braun Consulting or Mr. Duvall can terminate his agreement for any reason on 90 days prior written notice.

Under the agreements with Messrs. Evanisko, Kalustian and Bascobert, in the case of an involuntary termination, the executive continues to receive his base salary for one to two years depending on the remaining term under his agreement and how long he has worked for us. However, if the involuntary termination occurs after a change of control of Braun Consulting, the executive shall receive his base salary for the remainder of the term.

Under the agreements for Messrs. Evanisko, Kalustian and Bascobert, in the event of a termination of employment by us or by the executive for good reason, 75% of the unvested portion of the executive's options vest immediately, and any remaining unexercised options terminate on the date of termination of employment. In the event of a termination of employment on any other terms, the unexercised portion of the options terminates on the date of the termination of employment.

Under Mr. Duvall's agreement, if he is terminated for cause, the unvested portion of his options terminates on the date of the termination of his employment. If he is terminated other than for cause, or in the event of a change of control, a portion of his unvested options vests immediately. Within 90 days of a change of control or his termination for cause, Mr. Duvall may elect to sell to us a portion or all of the shares of common stock acquired upon exercise of his options, at a price equal to $6.00 per share, payable in annual installments not to exceed $480,000 per installment. In the event of an involuntary termination, Mr. Duvall may elect to have a portion or all of his vested but unexercised options terminated and receive ''special severance compensation'' equal to the number of shares subject to the terminated options, multiplied by $3.00. This amount is payable to Mr. Duvall in annual installments not to exceed $240,000 per installment.

All of the agreements define involuntary termination as the termination of employment by Braun Consulting, prior to the expiration of the term and on the required prior written notice, for any reason other than for cause, the executive's death or permanent disability. The agreements also state that a change of control occurs when (1) Braun Consulting merges with another entity and is not the surviving entity, sells all or substantially all of its assets or is dissolved, (2) a person other than Steven J. Braun or his family becomes the beneficial owner of at least 51% of the voting stock of Braun Consulting or (3) the members of the board of directors of Braun Consulting on the date that Braun Consulting becomes a public company, or those new directors approved by the vote of at least 80% of such incumbent directors, cease to constitute at least a majority of the board.

The agreements for Messrs. Evanisko, Kalustian and Bascobert contain standard provisions regarding confidentiality, non-solicitation, non-competition and Braun Consulting's ownership of works of authorship prepared in the scope of the executive's employment with us. Braun Consulting and Mr. Duvall have entered into a separate agreement containing similar confidentiality, non-solicitation, non-competition and ownership provisions.

Stock Plans

1998 Employee Long Term Stock Investment Plan

The Employee Plan, which is administered by the compensation committee, provides for the grant of incentive stock options and non-qualified stock options to purchase common stock. All our employees and persons with written consulting agreements with Braun Consulting are eligible to participate in the Employee Plan. The purpose of the Employee Plan is to provide participants an opportunity to own common stock and to advance our interests by providing an additional incentive by increasing proprietary interest in our success.

The maximum number of shares of common stock for which options may be granted under the Employee Plan is the greater of (a) 2,000,000 or (b) 20% of the number of issued and outstanding shares of common stock. The price of any stock purchased pursuant to an option may not be less than the fair market value of the stock. Options are exercisable for ten years after the grant date, and options may not be exercised until at least two months from the grant date. Options granted under the Employee Plan generally are not transferable by the optionee and terminate upon severance of employment.

As of December 31, 1999, there were options outstanding under the Employee Plan to purchase 2,077,547 shares of common stock at a weighted average price of $6.66 per share, of which 325,340 were exercisable as of December 31, 1999.

1998 Executive Long Term Stock Investment Plan

The Executive Plan, which is also administered by the compensation committee, provides for the grant of incentive stock options and non-qualified stock options to purchase common stock, and is substantially the same as the Employee Plan, except as described below. The maximum number of shares of common stock for which options may be granted under the Executive Plan is 600,000. Options granted under the Executive Plan terminate 30 days after the severance of employment.

As of December 31, 1999, there were options outstanding under the Executive Plan to purchase 377,709 shares of common stock at a weighted average price of $3.00 per share, of which 48,547 were exercisable as of December 31, 1999.

1995 Director Stock Option Plan

The Director Plan, which is also administered by the compensation committee, provides for the grant of options to purchase common stock to all practice area directors that are our employees. The purpose of the Director Plan is to induce certain practice area directors to remain employed by us and to encourage practice area directors to secure or increase their ownership in us, thereby promoting continuity of management and increased incentive and personal interest in us by those responsible for securing our continued growth and success.

The maximum number of shares of common stock for which options may be granted under the Director Plan is 2,047,550. Options are not exercisable after eight years after the date they are granted. Options granted under the Director Plan generally are not transferable and generally terminate upon severance of employment.

As of December 31, 1999, there were options outstanding under the Director Plan to purchase 175,594 shares of common stock at a weighted average price of $0.30 per share, of which 3,664 were exercisable as of December 31, 1999.

1999 Independent Director Long Term Stock Investment Plan

The Independent Director Plan, which is administered by the board of directors, provides for the grant of options to purchase common stock to all of our directors who are not and have never been our employees and who do not receive compensation from us other than as a director. The purpose of the Independent Director Plan is to provide our independent directors additional compensation for their services as directors and incentive, through options to acquire our common stock, to increase the value of our common stock.

The maximum number of shares of common stock for which options may be granted under the Independent Director Plan is 100,000. The price of any stock purchased pursuant to an option may not be less than the fair market value of the stock. Options granted under the Independent Director Plan generally are not transferrable.

As of December 31, 1999, there were options outstanding under the Independent Director Plan to purchase 16,000 shares of common stock at a weighted average price of $7.38 per share, of which 4,000 were exercisable as of December 31, 1999.

Non Qualified Stock Option Plan of ETCI

We assumed the Non Qualified Plan as a result of our acquisition of ETCI in December 1999. ETCI’s board administered the Non Qualified Plan prior to our acquisition of ETCI and our board has administered the Non Qualified Plan since the acquisition. The Non Qualified Plan provides for the grant of options to purchase common stock to all employees of ETCI who had been employed by ETCI prior to our acquisition of ETCI. The purpose of the Non Qualified Plan, as adopted by ETCI, was to enhance ETCIs ability to attract and retain key employees in a position to contribute to the future growth and success of ETCI.

All options granted under the Non Qualified Plan must be exercised, if at all, upon the earlier of the termination of the optionee's employment or the fifth anniversary of the beginning of the optionee's employment with ETCI. Options granted under the Non Qualified Plan generally are not transferable.

As of December 31, 1999, there were options outstanding under the Non Qualified Plan to purchase an aggregate of 15,410 shares of our common stock at a weighted average price of $11.23 per share, of which 175 were exercisable as of December 31, 1999. No further grants will be made under the Non Qualified Plan.

Limitations of Liability and Indemnification of Directors and Officers

To the extent permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of directors for monetary damages due to their breach or alleged breach of their fiduciary duties. Our charter does not, however, provide for indemnification for liability due to a director's breach of his or her duty of loyalty to us or our stockholders, for acts involving bad faith or intentional misconduct or violations of law, or for any transaction from which the director received an improper personal benefit. In addition, our bylaws require us to indemnify our officers and directors under certain circumstances, and we are required to advance to our officers and directors certain of their expenses incurred in connection with the proceeding against them. We intend to obtain directors' and officers' liability insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Vertex Registration Rights Agreement

In connection with the acquisition of Vertex Partners in May 1999, Braun Consulting entered into a registration rights agreement with Messrs. Evanisko, Kalustian and Bascobert, who are collectively referred to as the Holders. Under the terms of the registration rights agreement, the Holders are entitled to piggyback registration rights with respect to the shares of common stock owned by them. Each time we propose to register any of our securities under the Securities Act, whether for our own account or for other stockholders, the Holders are entitled to have their shares of common stock registered by us as well, unless we are registering our securities on Form S-4 or Form S-8. These registration rights are subject to conditions and limitations, including the right of underwriters of an offering to limit the number of shares included in the registration. We must pay expenses related to the registration and distribution of the shares of common stock held by the Holders under the registration rights agreement.

ETCI Registration Rights Agreement

In connection with the acquisition of ETCI in December 1999, Braun Consulting entered into a registration rights agreement with Helene O. Amster, John D. Vairo and Randy Dieterle, who are collectively referred to as the Holders. Under the terms of the registration rights agreement, the Holders are entitled to demand and piggyback registration rights with respect to the shares of common stock owned by them. Each time we propose to register any of our securities under the Securities Act, whether for our own account or for other stockholders, the Holders are entitled to have their shares of common stock registered by us as well, unless we are registering our securities on Form S-4 or Form S-8. These registration rights are subject to conditions and limitations, including the right of underwriters of an offering to limit the number of shares included in the registration. We must pay expenses related to the registration and distribution of the shares of common stock held by the Holders under the registration rights agreement.

Stockholders Agreement

Mr. Braun and Mr. Miller are parties to an agreement providing that if Mr. Braun sells any of his shares of our common stock to a third party during the term of the agreement, then Mr. Miller has the option to sell the same percentage of his shares to the same purchaser for the same price per share and on the same terms as Mr. Braun's sale. In addition, the agreement permits Mr. Miller to participate on the same terms as Mr. Braun in any sale of our common stock registered under the Securities Act. The agreement terminates upon the termination of Mr. Miller's employment with us.

Other Transactions

In November 1998, Braun Consulting made an unsecured loan to Mr. Miller in the amount of $29,128, with interest accruing at an annual interest rate of 7.75%, in connection with the exercise of stock options. The note matured upon the completion of our initial public offering in August 1999. In January 1999, Braun Consulting made an unsecured, interest-free loan to Mr. Miller in the amount of $180,594 to fund the withholding of taxes due in connection with the exercise of stock options. This loan matured upon the completion of our initial public offering in August 1999. Mr. Miller used a portion of the proceeds from his sale of shares of our common stock in our initial public offering to repay the notes in August 1999.

In January 1999, Braun Consulting made an unsecured loan to Mr. Sellke in the amount of $67,800 to fund the withholding of taxes due in connection with the exercise of stock options. In April 1999, Braun Consulting made an unsecured loan to Mr. Sellke in the amount of $65,595, to fund the withholding of taxes due in connection with the exercise of stock options. The loans bear interest at 8.0%, are payable on demand and mature on December 31, 1999. In September 1999, Mr. Sellke used a portion of the proceeds from his sale of shares of our common stock in our initial public offering to repay the entire January 1999 note and $35,595 of the April 1999 note. Mr. Sellke repaid an additional $24,848 of the April 1999 note in December 1999 and repaid the remaining portion of the April 1999 note in February 2000.

In January 1999, Braun Consulting made an unsecured loan to Mr. Fenner in the amount of $36,855 to fund the withholding of taxes due in connection with the exercise of stock options. In April 1999, Braun Consulting made an unsecured loan to Mr. Fenner in the amount of $227,736 to fund the withholding of taxes due in connection with the exercise of stock options. The loans bear interest at 8.0%, are payable on demand and mature on December 31, 1999. Mr. Fenner used a portion of the proceeds from his sale of shares of our common stock in our initial public offering to repay the notes in September 1999.

In December 1998, we executed a short-term demand note in favor of Mr. Braun in the amount of $150,000 at an interest rate of 8.0%. This note was repaid in January 1999.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1999 and immediately following this offering by:

- each person who beneficially owns 5% or more of a class of capital stock;
- each of our directors;
- each of the named executive officers;
- all of our directors and executive officers as a group; and
- all other selling stockholders.

Unless otherwise noted (i) each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by him as set forth opposite his name and (ii) the address for each of the persons listed below is: c/o Braun Consulting, Inc., 30 West Monroe, Suite 300, Chicago, Illinois 60603.

	Beneficial Ownership Prior to Offering (1)(2)(3)			Number of	Beneficial Ownership After Offering (1)(2)(3)		
Name	Total Number	Outstanding Options	Percent	Shares Offered	Total Number	Outstanding Options	Percent
Steven J. Braun (4)	9,168,876	—	53.5%	887,000	8,281,876	—	42.4%
Thomas J. Duvall (5)	100,874	34,208	*	34,000	66,874	34,208	*
John C. Burke (6)	73,135	38,135	*	20,000	53,135	38,135	*
Michael J. Evanisko (7)	653,705	15,724	3.8	100,000	553,705	15,724	2.8
James M. Kalustian (8)	480,850	11,343	2.8	77,307	403,543	11,343	2.1
Stephen J. Miller (9)	926,023	—	5.4	138,903	787,120	—	4.0
Paul J. Bascobert (10)	328,567	425	1.9	51,771	276,796	425	1.4
David R. Fenner	239,234	—	1.4	45,000	194,234	—	1.0
Curt S. Sellke (11)	317,572	97,094	1.8	62,220	255,352	97,094	1.3
Thomas A. Schuler (12)	28,879	14,377	*	12,420	16,459	14,377	*
Gregory A. Ostendorf (13)	21,635	9,135	*	8,025	13,610	9,135	*
Norman R. Bobins (14)	2,000	2,000	*	—	2,000	2,000	*
William M. Conroy (15)	2,000	2,000	*	—	2,000	2,000	*
William H. Inmon (16)	2,000	2,000	*	—	2,000	2,000	*
Eric V. Schultz (17)	14,000	2,000	*	—	14,000	2,000	*
All executive officers and directors as a group (15 persons)	12,359,350	228,441	71.2	1,436,646	10,922,704	228,441	55.3
Up to 30 additional selling stockholders, none of whom owns more than 1% of our outstanding common stock	747,503	56,408	4.4	163,354	584,149	56,408	3.0
Putnam Investments, Inc. (18) One Post Office Square Boston, Massachusetts 02109	1,003,200	—	5.9	—	1,003,200	—	5.1

* Represents less than one percent of the total.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The amount of shares set forth in the ''Total Number'' column includes the amount of shares set forth in the ''Outstanding Options'' column.

(2) The calculations in this table of the percentage of outstanding shares are based on 17,130,783 shares of our common stock outstanding as of December 31, 1999 and 19,530,783 shares outstanding immediately following the completion of this offering and assumes no exercise of the underwriters' over-allotment option. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(3) Assumes no exercise of the underwriters' over-allotment option to purchase up to an aggregate of 600,000 shares of common stock from us (487,000 shares) and Steven J. Braun (113,000 shares). If the underwriters' over-allotment option is exercised in full, upon completion of this offering Mr. Braun would beneficially own 8,168,876 shares of common stock, representing 40.8% of the outstanding common stock.

(4) Includes an aggregate of 40,000 shares subject to a voting trust, of which Steven J. Braun serves as trustee, and an aggregate of 233,330 shares held in trust for Mr. Braun's children.

(5) Includes 34,208 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(6) Includes 38,135 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(7) Includes 15,724 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(8) Includes 150,000 shares held by a family limited partnership of which Mr. Kalustian is the general partner and 11,343 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(9) Includes 6,000 shares held in trust for Mr. Miller's children.

(10) Includes 425 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(11) Includes 15,000 shares held in trust for Mr. Sellke's children and 97,094 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(12) Includes 14,377 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(13) Includes 9,135 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(14) Includes 2,000 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(15) Includes 2,000 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(16) Includes 2,000 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(17) Includes 2,000 shares of common stock issuable upon exercise of outstanding stock options that will become exercisable within 60 days of December 31, 1999.

(18) Putnam Investments, Inc., which is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., wholly owns two registered investment advisers: Putnam Investment Management, Inc., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, Inc., which is the investment adviser to Putnam's institutional clients. According to a Schedule 13G filed by Putnam Investments, Inc., it has, with its affiliates, beneficial ownership of 1,003,200 shares.

DESCRIPTION OF CAPITAL STOCK

This summary contains a description of all of the material terms of our capital stock. However, it does not describe every term of the capital stock contained in our certificate of incorporation. We refer you to the provisions of Delaware corporate law and our certificate of incorporation and bylaws, which you can access through EDGAR at www.sec.gov/edgarhp.htm.

Authorized and Outstanding Capital Stock

Our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in series. As of March 3, 2000, there were 17,398,907 shares of Braun Consulting common stock outstanding that were held of record by 269 stockholders, and there were no shares of preferred stock outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone.

Dividend Rights. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor. See ‘‘Dividend Policy.’’

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of Braun Consulting. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

Our board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could decrease the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of Braun Consulting. Accordingly, the issuance of shares of preferred stock may discourage offers for our common stock or may otherwise adversely affect the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights

Braun Consulting is a party to a registration rights agreement with Messrs. Evanisko, Kalustian and Bascobert and a registration rights agreement with Ms. Amster and Messrs. Vairo and Dieterle. Under the terms of the first registration rights agreement, the Holders are entitled to piggyback registration rights with respect to the shares of common stock owned by them. Under the terms of the second registration rights agreement, the Holders are entitled to demand and piggyback registration rights with respect to the shares of common stock owned by them. See ‘‘Certain Relationships and Related Transactions—Vertex Registration Rights Agreement’’ and ‘‘Certain Relationships and Related Transactions—ETCI Registration Rights Agreement.’’

Stockholders Agreement

Mr. Braun and Mr. Miller are parties to an agreement providing that if Mr. Braun sells any of his shares of common stock to a third party during the term of the agreement, then Mr. Miller has the option to sell the same percentage of his shares to the same purchaser on the same terms as Mr. Braun's sale. In addition, the agreement provides Mr. Miller with certain registration rights. See ''Certain Relationships and Related Transactions—Stockholders Agreement.''

Delaware Anti-Takeover Law and Certain Charter Provisions

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a ''business combination'' with an ''interested stockholder'' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
- on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a ''business combination'' includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an ''interested stockholder'' is a person who, together with affiliates and associates, owns (or within three years prior to the date of determination whether the person is an ''interested stockholder,'' did own) 15% or more of the corporation's voting stock. Section 203 could prohibit or delay mergers or other changes in control with respect to Braun Consulting and, accordingly, may discourage attempts to acquire us. See ''Risk Factors—We have various mechanisms in place that may prevent a change in control that a stockholder may consider favorable.''

Certificate of Incorporation. Our certificate of incorporation contains the following provisions which are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of Braun Consulting. These provisions provide:

- for the authorization of the board to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof;
- that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;
- that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, the President or the board;
- for the division of the board into three classes, with each class serving for a staggered term of three years;

- that vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office;
- that our directors may be removed only for cause and only by the affirmative vote of holders of at least 66⅔% of the outstanding shares of voting stock, voting together as a single class;
- that cumulative voting is expressly prohibited;
- that certain provisions of the certificate of incorporation may be amended only by a vote of 66⅔% of the stockholders entitled to vote; and
- that stockholders wishing to nominate directors and propose other business to be conducted at stockholder meetings must meet certain advance notice requirements.

These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of Braun Consulting. Such provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of Braun Consulting. Such provisions may also have the effect of preventing changes in our management. See ''Risk Factors—We have various mechanisms in place that may prevent a change in control that a stockholder may consider favorable.''

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is LaSalle Bank National Association, and its address is 135 South LaSalle Street, Chicago, Illinois 60603.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options, an aggregate of 19,530,783 shares of our common stock will be outstanding. All of the shares sold in this offering, as well as the 4,182,300 shares sold in our initial public offering, will be freely transferable without restriction or limitation under the Securities Act of 1933 unless purchased by our ''affiliates,'' as defined in Rule 144 under the Securities Act. The number of shares which become eligible for sale at various dates are subject in most cases to the limitations of Rule 144 under the Securities Act.

Our directors, executive officers, selling stockholders and some other stockholders, who together in the aggregate will hold approximately 11 million shares of our common stock after the offering, and some option holders have agreed not to sell, offer for sale, or otherwise dispose of any of our common stock for a period of 90 days from the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. The following table summarizes when our shares will be eligible for sale:

Date	Approximate Shares Eligible for Future Sale	Comment
August 10, 1999	4,000,000	Initial public offering
August 27, 1999	182,300	Partial exercise of over-allotment in connection with initial public offering
Upon effectiveness	4,000,000	Shares sold in this offering
90 days after effective date and thereafter	11,000,000	All shares subject to lock-up released

In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned shares of common stock for at least one year would be entitled to sell within any three-month period the number of shares of common stock that does not exceed the greater of:

- 1% of the number of then outstanding shares; or
- the average weekly reported trading volume during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to certain notice and manner of sale requirements and to the availability of current public information about us and must be made in unsolicited brokers' transactions or to a market maker. A person who is not our ‘‘affiliate'' under the Securities Act during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions. Our affiliates must comply with the restrictions and requirements of Rule 144 when transferring restricted shares even after the two-year holding period has expired and must comply with the restrictions and requirements of Rule 144 other than the one-year holding period in order to sell unrestricted shares. Rule 144 allows persons to include the holding period of the transferor under certain circumstances.

Any of our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares prior to this offering are generally entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permit affiliates and non-affiliates to sell such shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the effective date of our initial public offering. In addition, non-affiliates may sell such shares without complying with the public information, volume and notice provisions of Rule 144.

Messrs. Evanisko, Kalustian, Bascobert, Vairo and Dieterle and Ms. Amster have certain rights to register in the future under the Securities Act the shares of our common stock owned by them. See ‘‘Certain Relationships and Related Transactions—Vertex Registration Rights Agreement'' and ‘‘Certain Relationships and Related Transactions—ETCI Registration Rights Agreement.''

On February 18, 2000, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options outstanding on that date and all of the shares of common stock reserved for issuance pursuant to the 1998 Employee Long Term Stock Investment Plan, the 1998 Executive Long Term Stock Investment Plan, the 1995 Director Stock Option Plan, the 1999 Independent Director Long Term Stock Investment Plan and the Non Qualified Stock Option Plan of ETCI. Accordingly, shares issued upon exercise of such options are freely tradeable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the number of shares set forth opposite the name of each underwriter.

Name	Number of Shares
Salomon Smith Barney Inc.	
Deutsche Bank Securities, Inc.	
Adams, Harkness & Hill, Inc.	
ING Barings LLC	
PaineWebber Incorporated	
SG Cowen Securities Corporation	
Total	4,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters, for whom Salomon Smith Barney Inc., Deutsche Bank Securities, Inc., Adams, Harkness & Hill, Inc., ING Barings LLC, PaineWebber Incorporated and SG Cowen Securities Corporation are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $ per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

We, our officers and directors, the selling stockholders and some of the option holders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is quoted on the Nasdaq National Market under the symbol "BRNC."

The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Paid by Braun Consulting		Paid by Selling Stockholders	
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include:

- over-allotment, which involves syndicate sales of our common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position;
- syndicate covering transactions, which involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions; and
- stabilizing transactions, which consist of bids or purchases of our common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

Any of these activities may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If the underwriters commence passive market making, they may discontinue at any time.

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,100,000.

Salomon Smith Barney Inc. performed various investment banking and advisory services for ETCI in connection with the acquisition of ETCI by Braun Consulting, for which Salomon Smith Barney Inc. received customary fees and expenses paid by Braun Consulting. In addition, Salomon Smith Barney Inc. and Adams, Harkness & Hill, Inc. acted as underwriters of our initial public offering in August 1999. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We and the selling stockholders have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon for Braun Consulting by Locke Liddell & Sapp LLP, Houston, Texas. The underwriters have been represented by Sachnoff & Weaver, Ltd., Chicago, Illinois.

EXPERTS

The consolidated financial statements of Braun Consulting, Inc. and its subsidiaries as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Emerging Technologies Consultants, Inc. as of December 31, 1998 and September 30, 1999 and for the year ended December 31, 1998 and the nine months ended September 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each case to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof, upon payment of certain fees, from the Commission's Public Reference Room at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's World Wide Web address is www.sec.gov.

We are subject to the information and reporting requirements of the Securities and Exchange Act of 1934 and we file annual and quarterly reports, proxy statements and other information with the Commission. These reports, proxy statements and other information are available for inspection and copying at the Commission's public reference rooms and the Commission's website referred to above.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Braun Consulting, Inc. and Subsidiaries:	
Independent Auditors' Report	F-2
Consolidated Financial Statements as of December 31, 1998 and 1999 and for Each of the Three Years in the Period Ended December 31, 1999:	
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Emerging Technologies Consultants, Inc.:	
Independent Auditors' Report	F-17
Financial Statements as of December 31, 1998 and September 30, 1999 and for the Year Ended December 31, 1998 and the Nine Months Ended September 30, 1999:	
Balance Sheets	F-18
Statements of Income	F-19
Statements of Stockholders' Equity	F-20
Statements of Cash Flows	F-21
Notes to Financial Statements	F-22

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Braun Consulting, Inc.:

We have audited the accompanying consolidated balance sheets of Braun Consulting, Inc. and subsidiaries (the ''Company'') as of December 31, 1998 and 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Braun Consulting, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois
January 21, 2000

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 1998	As of December 31, 1999
ASSETS	(In thousands, except share and per share data)	
Current assets:		
Cash and cash equivalents	$ 570	$ 5,947
Marketable securities	—	3,902
Accounts receivable (net of allowance: $90 in 1998; $100 in 1999)	6,548	12,251
Accounts receivable—employees	357	73
Receivable from Wincite—current portion (Note 5)	114	114
Income taxes receivable	—	609
Prepaid expenses and other current assets	251	948
Total current assets	7,840	23,844
Receivable from Wincite (Note 5)	95	—
Equipment, furniture and software—net (Note 6)	1,831	3,703
Intangible assets (net of accumulated amortization: $71 in 1998; $840 in 1999) (Note 7)	79	25,545
Total assets	$9,845	$53,092
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable (Note 8)	$2,745	$ 639
Accounts payable	1,124	1,648
Accrued offering expenses	—	366
Accrued compensation	871	741
Accrued merger costs	—	325
Other accrued liabilities	145	389
Unearned revenue	270	414
Current deferred income taxes (Note 11)	61	159
Distributions payable to stockholders	1,002	—
Total current liabilities	6,218	4,681
Deferred income taxes (Note 11)	—	425
Stockholders' equity:		
Common stock, no par value at December 31, 1998; $0.001 par value at December 31, 1999; authorized 100,000,000 shares at December 31, 1998 and 50,000,000 at December 31, 1999; issued and outstanding shares 11,964,002 at December 31, 1998 and 17,130,783 shares at December 31, 1999	804	17
Additional paid-in capital	—	48,041
Notes receivable from stockholders	(38)	—
Unearned deferred compensation (Note 13)	(320)	(837)
Retained earnings	3,181	765
Total stockholders' equity	3,627	47,986
Total liabilities and stockholders' equity	$9,845	$53,092

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	1997	1998	1999
	(In thousands, except share and per share data)		
Revenues:			
Consulting services	$17,444	$26,907	$44,973
Product sales	2,064	955	2,331
Total revenues	19,508	27,862	47,304
Costs and expenses:			
Project personnel and expenses	10,148	15,879	24,124
Cost of products sold	2,032	884	2,017
Selling and marketing expenses	1,111	2,303	3,761
General and administrative expenses	4,345	7,777	11,948
Amortization of intangible assets	—	—	719
Stock compensation	13	271	620
Merger costs	—	—	170
Total costs and expenses	17,649	27,114	43,359
Operating income	1,859	748	3,945
Interest income	10	16	461
Interest expense	69	137	137
Income from continuing operations	1,800	627	4,269
Loss from discontinued operations (Note 5)	(84)	(101)	—
Gain on sale of discontinued operations (Note 5)	—	254	—
Income before provision for income taxes	1,716	780	4,269
Provision (benefit) for income taxes	81	(3)	1,230
Net income	$ 1,635	$ 783	$ 3,039
Pro forma (Unaudited—Note 4):			
Income before provision for income taxes	$ 1,716	$ 780	$ 4,269
Pro forma provision for income taxes	702	457	2,249
Pro forma net income	$ 1,014	$ 323	$ 2,020
Earnings (loss) per share—basic:			
Continuing operations	$ 0.17	$ 0.05	$ 0.31
Discontinued operations	(0.01)	0.01	—
Pro forma net income (Unaudited—Note 4)			0.14
Earnings (loss) per share—diluted:			
Continuing operations	$ 0.15	$ 0.05	$ 0.28
Discontinued operations	(0.01)	0.01	—
Pro forma net income (Unaudited—Note 4)			0.13
Weighted average shares:			
Basic	10,843,584	11,572,451	13,979,808
Diluted	12,077,775	12,570,533	15,340,809

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Common Stock	Additional Paid-In Capital	Notes Receivable from Stockholders	Unearned Deferred Compensation	Retained Earnings	Total
	(In thousands, except share data)						
BALANCE, JANUARY 1, 1997	10,843,584	$ 132	—	—	—	$1,692	$ 1,824
Distributions to stockholders declared	—	—	—	—	—	(752)	(752)
Net income	—	—	—	—	—	1,635	1,635
BALANCE, DECEMBER 31, 1997	10,843,584	132	—	—	—	2,575	2,707
Exercise of stock options	1,120,418	81	—	$(38)	—	—	43
Issuance of stock options	—	591	—	—	$ (591)	—	—
Amortization of deferred compensation expense	—	—	—	—	271	—	271
Distributions to stockholders declared	—	—	—	—	—	(177)	(177)
Net income	—	—	—	—	—	783	783
BALANCE, DECEMBER 31, 1998	11,964,002	804	—	(38)	(320)	3,181	3,627
Exercise of stock options	673,448	30	$ 790	—	—	—	820
Income tax benefit from disqualifying dispositions	—	—	100	—	—	—	100
Issuance of stock options	—	743	394	—	(1,137)	—	—
Amortization of deferred compensation expense	—	—	—	—	620	—	620
Collection of notes receivable from stockholders	—	—	—	38	—	—	38
Conversion to C corp status and par value stock	—	(1,565)	3,769	—	—	(2,641)	(437)
Distributions to stockholders declared	—	—	—	—	—	(2,814)	(2,814)
Proceeds from initial public offering	4,000,000	4	24,489	—	—	—	24,493
Issuance of common stock for acquired business	493,333	1	18,499	—	—	—	18,500
Net income	—	—	—	—	—	3,039	3,039
BALANCE, DECEMBER 31, 1999	17,130,783	$ 17	$48,041	—	$ (837)	$ 765	$47,986

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	1997	1998	1999
	(In thousands except share and per share data)		
Cash flows from operating activities:			
Net income	$ 1,635	$ 783	$ 3,039
Net (gain) loss from discontinued operations, net of provision (benefit) for income taxes	84	(153)	—
Income from continuing operations, net of provision (benefit) for income taxes	1,719	630	3,039
Adjustments to reconcile net income from continuing operations, net of provision (benefit) for income taxes, to net cash flows from operating activities:			
Compensation expense related to stock options	—	271	620
Income tax benefit from disqualifying dispositions	—	—	100
Deferred income taxes	(66)	69	1,166
Depreciation and amortization	325	593	1,795
Changes in assets and liabilities, net of assets acquired and liabilities incurred and assumed:			
Accounts receivable	(1,905)	(1,793)	(4,670)
Income taxes receivable	—	—	(609)
Prepaid expenses and other current assets	21	(173)	(354)
Accounts payable	303	537	460
Accrued liabilities	936	(183)	393
Unearned revenue	10	156	119
Net cash flows from continuing operations	1,343	107	2,059
Net cash flows from discontinued operations	(111)	14	—
Net cash flows from operating activities	1,232	121	2,059
Cash flows from investing activities:			
Purchases of marketable securities	—	—	(19,235)
Sales of marketable securities	—	—	15,333
Purchases of equipment, furniture and software	(697)	(1,503)	(2,632)
Acquisition of intangibles	(150)	—	—
Payments for acquisitions, net of cash acquired	—	—	(9,106)
Proceeds from sale of discontinued operations	—	138	95
Net cash flows from investing activities	(847)	(1,365)	(15,545)
Cash flows from financing activities:			
Borrowings	1,300	1,843	4,891
Repayments of debt	(401)	(949)	(7,525)
Net proceeds from initial public offering	—	—	24,493
Exercise of stock options	—	43	820
Distributions paid to stockholders	(452)	(76)	(3,816)
Net cash flows from financing activities	447	861	18,863
Net increase (decrease) in cash and cash equivalents	832	(383)	5,377
Cash and cash equivalents at beginning of period	121	953	570
Cash and cash equivalents at end of period	$ 953	$ 570	$ 5,947
Supplemental disclosure of cash flow information:			
Interest paid	$ 100	$ 140	$ 137
Income taxes paid	$ —	$ —	$ 563
For the acquisition of ETCI (Note 3):			
Purchase price of business acquired:			
Cash			$ 9,169
Common stock (493,333 shares at $37.50)			18,500
			27,669
Liabilities incurred and assumed:			
Legal and accounting fees		$ 331	
Accounts payable		64	
Notes payable		528	
Other accrued liabilities		81	
Unearned revenue		25	1,029
			$ 28,698
Assets acquired:			
Cash		$ 63	
Accounts receivable		711	
Prepaid expenses and other current assets		343	
Fixed assets		266	
Deferred tax asset		1,080	
Intangible assets		26,235	$ 28,698

See notes to consolidated financial statements.

BRAUN CONSULTING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Years Ended December 31, 1997, 1998 and 1999
(In thousands, except share and per share data)

1. DESCRIPTION OF BUSINESS

Braun Consulting, Inc. (the ''Company'' or ''Braun Consulting'') delivers eSolutions by combining strategy, business intelligence and advanced Internet application development skills.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements of Braun Consulting include the accounts of its wholly owned subsidiaries, Emerging Technologies Consultants, Inc. (''ETCI''), Vertex Partners, Inc. (''Vertex'') and BTG Ltd., and its majority owned limited liability company, Wincite Systems LLC (see Note 5). The Company acquired all of the outstanding common stock of Vertex on May 4, 1999 in a transaction accounted for as a pooling-of-interests. The accompanying consolidated financial statements for the years ended December 31, 1997, 1998 and 1999 have been restated to include the Vertex information. All intercompany accounts and transactions have been eliminated in consolidation.

Management's Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash deposits in banks and highly liquid investments with original maturities of three months or less at the time of purchase.

Marketable Securities—Marketable securities represent available-for-sale securities, which are recorded at fair market value, which approximate cost as of December 31, 1999. Realized gains and losses from sales of available-for-sale securities were not material for any period presented. Interest on marketable securities is included in interest income.

Equipment, Furniture and Software—Equipment and furniture are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets using the double-declining balance method. Leasehold improvements are depreciated over the lives of the leases. Software is stated at cost less accumulated amortization. The estimated useful lives are:

Computer and office equipment	3–5 years
Office furniture	7 years
Software	3 years

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, ''Accounting for the Costs of Computer Software Developed or Obtained for Internal Use'' (''SOP 98-1''). SOP 98-1 provides guidance on applying generally accepted accounting principles in addressing whether and under what conditions the costs of internal-use software should be capitalized. The Company adopted SOP 98-1 in 1998. The Company capitalized $155 and $156 in 1998 and 1999, respectively, related to the implementation of computer software obtained for internal use. These costs primarily include licensing fees and internal labor costs of employees directly associated with the implementation project.

Intangible Assets—Goodwill and other intangibles are being amortized on a straight-line basis over lives ranging from one to three years.

Long-Lived Assets—The Company periodically assesses the recoverability of its long-lived assets based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their recoverable value with a corresponding charge to earnings. Recoverable value is calculated as the amount of estimated future cash flows (discounted at a rate commensurate with the risk involved) for the remaining amortization period. During the periods presented no such impairment was incurred.

Revenue Recognition—The Company maintains agreements with consulting clients that establish service fees on both a time-and-materials basis and on a fixed-price basis. Revenue is recognized as services are performed. Out-of-pocket expenses included in project personnel and expenses are net of client expense reimbursements in the accompanying consolidated statements of income. Losses on contracts, if any, are provided for in full in the period when determined. Revenue from sales of software is recognized upon delivery of the product and customer acceptance, when all significant contractual obligations are satisfied and the collection of the resulting receivables is reasonably assured.

Stock-Based Compensation—The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (''APB'') Opinion No. 25, ''Accounting for Stock Issued to Employees,'' and complies with the disclosure provisions of Statement of Financial Accounting Standards (''SFAS'') No. 123, ''Accounting for Stock-Based Compensation.'' Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

Income Taxes—Prior to July 28, 1999, Braun Consulting was organized as an S corporation. In connection with its initial public offering (''IPO'') the Company terminated its status as an S corporation, and declared and subsequently paid final S corporation distributions of approximately $2,814 representing certain taxed but undistributed earnings through that date.

Effective July 29, 1999, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period of enactment. A valuation allowance is provided for deferred tax assets whenever it is more likely than not that future tax benefits will not be realized.

Earnings Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of dilutive potential common shares outstanding. The following summarizes the effects of dilutive securities for the periods in arriving at diluted earnings per share:

	1997	1998	1999
Weighted average common shares—basic	10,843,584	11,572,451	13,979,808
Impact of dilutive securities:			
Options	1,234,191	998,082	1,361,001
Weighted average common shares—diluted	12,077,775	12,570,533	15,340,809

Reclassifications—Certain prior year amounts have been reclassified to conform to the 1999 presentation.

Recent Accounting Pronouncement—In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 is effective

for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position or its results of operations.

3. ACQUISITIONS

Pursuant to a Stock Purchase Agreement dated May 4, 1999 by and among the Company, Vertex and the stockholders of Vertex, the Company acquired all of the outstanding stock of Vertex in exchange for 1,512,373 shares of the Company's common stock. The Company accounted for the acquisition as a pooling-of-interests, and the accompanying audited consolidated financial statements and related notes for the years ended December 31, 1997, 1998 and 1999 have been restated to include the Vertex information.

	Braun Consulting	Vertex	Combined
Year ended December 31, 1997			
Revenues	$13,432	$6,076	$19,508
Income from continuing operations	1,179	621	1,800
Net income	1,095	540	1,635
Year ended December 31, 1998			
Revenues	$20,977	$6,885	$27,862
Income from continuing operations	557	70	627
Net income	710	73	783
Year ended December 31, 1999			
Revenues	$42,021	$5,283	$47,304
Income from continuing operations	3,470	799	4,269
Net income	2,250	789	3,039

Pursuant to a Merger Agreement dated December 1, 1999 by and among the Company, ETCI Acquisition, Inc., a wholly-owned subsidiary of the Company (''Subsidiary''), Emerging Technologies Consultants, Inc. (''ETCI'') and Helene O. Amster and John D. Vairo, the Subsidiary merged with and into ETCI. ETCI survived the merger as a wholly-owned subsidiary of the Company and the Company acquired all of the outstanding stock of ETCI in exchange for cash and 493,333 shares of the Company's common stock, totaling approximately $27,000. The Company accounted for the acquisition under the purchase method. Accordingly, the purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values (see Note 7). The consolidated statements of income reflect the results of operations of ETCI since the effective date of the acquisition.

The following unaudited pro forma summary presents the Company's results of operations as if the acquisition had occurred at the beginning of each period. This summary is provided for informational purposes only. It does not necessarily reflect the actual results that would have occurred had the acquisition been made as of those dates or of results that may occur in the future.

	1998	1999
Revenues	$ 30,632	$ 51,418
Pro forma net loss	(8,237)	(5,843)
Pro forma net loss per share—basic	$ (0.68)	$ (0.40)
Pro forma net loss per share—diluted	(0.68)	(0.40)
Weighted average basic shares	12,065,784	14,432,030
Weighted average diluted shares	13,063,866	15,793,031

The pro forma combined company is in a net loss position for both periods presented. Therefore, common stock equivalents are not considered in earnings per share—diluted since their effect is anti-dilutive.

4. PRO FORMA INFORMATION (UNAUDITED)

Prior to July 28, 1999, the Company was treated as an S corporation for federal and certain state income tax purposes. The pro forma information is presented to show what the significant effects on the historical information might have been had the Company not been treated as an S corporation for tax purposes.

The pro forma information presented on the statements of income reflect a provision for income taxes at an effective rate of 40.9%, 58.6% and 52.7% for the years ended December 31, 1997, 1998 and 1999, respectively.

5. DISCONTINUED OPERATIONS

On May 28, 1998, the Company sold its interest in Wincite Systems LLC (''Wincite'') to the minority owner. The consolidated financial statements and related notes reflect Wincite as a discontinued operation. The revenues from this operation, after intercompany eliminations, amounted to approximately $674 for the year ended December 31, 1997, and $164 for the period January 1, 1998 through May 28, 1998.

In connection with the sale of Wincite, Braun Consulting received a principal payment in the amount of $95 during 1999 and will receive an additional principal payment in the amount of $114 during 2000**.**

6. EQUIPMENT, FURNITURE AND SOFTWARE

Equipment, furniture and software, and the related accumulated depreciation and amortization consist of the following:

	1998	1999
Computer and office equipment	$ 2,023	$ 3,802
Office furniture	784	1,235
Software	369	911
Leasehold improvements	36	286
	3,212	6,234
Accumulated depreciation and amortization	(1,381)	(2,531)
Total	$ 1,831	$ 3,703

7. INTANGIBLE ASSETS

As discussed in Note 3, the ETCI acquisition has been accounted for using the purchase method of accounting. Accordingly, the recognized purchase price has been allocated, based on preliminary estimates of fair value, to identifiable tangible and intangible assets acquired and liabilities assumed. Intangible assets acquired in the ETCI acquisition consist primarily of goodwill, as well as sales backlog, customer relationship management software and non-compete agreements. Intangible assets also consist of a client list acquired by Braun Consulting in 1997. These intangible assets are amortized using the straight-line method over the estimated useful life of each asset ranging from one to three years.

8. NOTES PAYABLE

Notes payable at December 31, 1998 and 1999 are payable within one year and consist of the following:

	1998	1999
Notes payable—bank	$2,595	$554
Notes payable—stockholders	150	85
Total	$2,745	$639

The Company entered into a revolving line of credit agreement in the amount of $5,000 on December 31, 1999 with a maturity date of June 30, 2000. The line bears interest at the bank's prime rate (8.5% at December 31, 1999). The agreement requires the Company to maintain certain covenants. The line of credit is secured by all of the Company's accounts with the bank. The amount drawn on the line was $2,445 and $0 as of December 31, 1998 and 1999, respectively.

A subsidiary of the Company maintained a revolving line of credit agreement in the amount of $950 in 1998. The amount drawn on the line was $150 as of December 31, 1998. The line of credit was canceled in 1999.

A subsidiary of the Company maintains a revolving line of credit in the amount of $750 with a maturity date of January 31, 2002. The line bears interest at the prime rate (8.5% at December 31, 1999) plus 0.25%. The agreement requires the Company to maintain certain covenants. The line of credit is secured by substantially all of the subsidiary's assets and the personal guarantees of the officers of the subsidiary. The amount drawn on the line was $480 as of December 31, 1999.

A subsidiary of the Company obtained a $100 term loan from a bank in February 1999. Under the terms of the loan, the Company is required to make monthly payments of approximately $3, at a stated interest rate of 7.25%, through February 2002. The Company expects to repay the outstanding amount in 2000.

Notes payable to the stockholders consist of advances from certain stockholders of the Company. Terms of the 1998 notes include a provision for monthly payments plus interest at a fixed rate of 8%. The 1998 note was repaid by the Company in January 1999. Terms of the 1999 notes represent non-interest bearing advances and will mature on December 31, 2000.

9. COMMON STOCK

Prior to July 28, 1999, Braun Consulting was organized as an S corporation. In connection with the Company's reincorporation in Delaware in 1999, Braun Consulting converted its no par value common stock to $0.001 par value.

On August 13, 1999, the Company closed its IPO of its common stock and issued 4,000,000 shares of common stock at $7.00 per share. Proceeds to the Company from its initial public offering, net of underwriting discounts and costs of the offering, were approximately $24,500.

10. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under operating lease agreements through 2005. In addition, the Company also leases equipment and accessories under an operating lease agreement expiring in 2002.

Future minimum lease payments under all non-cancelable operating leases are as follows:

Year Ending December 31,	Facilities	Equipment
2000	$1,969	$ 43
2001	1,954	43
2002	1,533	22
2003	1,215	—
2004	1,063	—
Thereafter	653	—
Total	$8,387	$108

Rent expense for facilities and equipment was $516, $876 and $1,481 for the years ended December 31, 1997, 1998 and 1999, respectively.

11. INCOME TAXES

Effective July 28, 1999, the Company's S corporation election was terminated. In accordance with SFAS No. 109, the Company recorded a net deferred tax liability of $496 for the tax effect of the differences between financial statement and income tax bases of assets and liabilities that existed at the termination date of the S corporation election.

The components of the provision for income taxes for fiscal year 1999 since the termination of the S corporation status are as follows:

Current:	
Federal	$ 42
State	22
Total current	64
Deferred:	
Federal	901
State	265
Total deferred	1,166
Total provision	$1,230

The tax benefit associated with disqualifying dispositions of incentive stock options increased the current tax receivable by $100 in 1999. Such benefit was recorded as an increase to additional paid-in capital.

The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate which is derived by dividing the provision for income taxes by income before provision for income taxes for the fiscal year 1999:

	Percentage of Pre-Tax Income
Income tax computed at statutory rate..	34.0%
Amortization of intangible assets	6.7
Stock compensation	5.8
State income taxes, net of federal benefit	6.0
Change in tax status	(24.4)
Other, net	0.7
Effective income tax rate	28.8%

At December 31, 1999, deferred income tax assets and liabilities resulted from reporting differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

Deferred tax assets:	
Other accruals	$ 168
Deferred tax liabilities:	
Deferred taxes relating to the use of cash method of accounting for tax purposes prior to July 28, 1999	(637)
Internally developed software, net	(115)
Total gross deferred tax liabilities	(752)
Net deferred tax liabilities	$(584)

12. EMPLOYEE BENEFIT PLANS

The Company sponsors three 401(k) plans which cover substantially all of its employees. Depending on the plan, annual contributions under the plans are on an employer-matching basis of 20% or 25%, of the participant's ''eligible contribution,'' as defined. A participant's ''eligible contribution'' is equal to the amount of the participant's elective deferrals for the plan year which does not exceed 5% of compensation. During the years ended December 31, 1997, 1998 and 1999, the Company expensed $86, $144 and $175, respectively, related to the plans.

13. STOCK OPTION COMPENSATION PLANS

Vertex Plan—In 1994, the Company initiated a Stock Option Compensation Plan (the ''1994 Plan''). Under the 1994 Plan, certain employees were given the right to acquire shares of common stock. The number of shares, exercise price of shares and vesting conditions were determined by the directors. Options generally vest over 4 years and have a maximum term of 10 years. No compensation expense was recognized in 1997. In 1998 and 1999, the Company granted options to certain employees and the option exercise price per share was less than the fair market value at the date of grant, thus creating unearned deferred compensation. The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to operations over the vesting periods of the options. Compensation expense was $193 and $30 for the years ended December 31, 1998 and 1999, respectively. No shares were available for future grants at December 31, 1999.

Braun Consulting 1995 Plan—In 1995, the Company adopted the 1995 Director Stock Option Plan (the ''1995 Plan''). Under the 1995 Plan, certain employees were given the right to acquire shares of common stock. The number of shares, exercise price of shares, and vesting conditions were determined by the compensation committee. Options generally vest over 6 years and have a maximum term of 8 years. In 1997 and 1998, all shares had a fair value equal to their exercise price. Under the terms of certain of the option grants, the Company subsidized the exercise price and, accordingly, recognized compensation expense of $13 in 1997 related to these subsidies. No compensation expense was recognized in 1998. In 1999, the exercise price of 8,500 options granted under the 1995 Plan was less than the fair value at the date of grant, creating unearned deferred compensation. The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to operations over the vesting periods of the options. During the year ended December 31, 1999, $33 was charged to operations. The number of shares available for future grants at December 31, 1999 was 268,838.

Braun Consulting 1998 Plans—The Company adopted the 1998 Employee Long Term Stock Investment Plan and the 1998 Executive Long Term Stock Investment Plan (the ''1998 Plans'') in 1998. Under the 1998 Plans, certain employees and executives were given the right to acquire shares of common stock. The number of shares, exercise price of shares and vesting conditions were determined by the compensation committee. Options generally vest over 3 years and have a maximum term of 5 years. The exercise price of 432,241 options granted under the 1998 Plans was less than the fair value at the date of grant, creating unearned deferred compensation. The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to operations over the vesting periods of the options. During the years ended December 31, 1998 and 1999, $78 and $539, respectively, was charged to operations. The number of shares available for future grants at December 31, 1999 was 1,262,921.

Braun Consulting 1999 Plan—The Company adopted the 1999 Independent Director Stock Option Plan (the ''1999 Plan'') in 1999. Under the 1999 Plan, independent directors were given the right to acquire shares of common stock. Options generally vest over 1 year and have a maximum term of 10 years. These options have an exercise price equal to the closing market price of the Company's stock on the date of grant. No compensation expense was recognized in 1999. The shares available for future grants at December 31, 1999 was 84,000.

ETCI Plan—In connection with the acquisition of ETCI in December 1999 (see Note 3), the Company assumed the Non Qualified Stock Option Plan of ETCI (the ''ETCI Plan''). Under the ETCI Plan, employees of ETCI who had been employed by ETCI prior to the Company's acquisition of ETCI were given the right to acquire shares of common stock in ETCI. The number of shares, exercise price of shares and vesting conditions were determined by the Board of Directors of ETCI. Options generally vest over four years and have a maximum life of five years. The exercise price of 23,396 options granted under the ETCI Plan prior to our acquisition of ETCI was less than the fair value at the date of grant, creating unearned deferred compensation. The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to operations over the vesting periods of the options. During the year ended December 31, 1999, $18 was charged to operations. No further grants will be made under the ETCI Plan.

The following summarizes changes in stock options under the plans for the years ended December 31, 1997, 1998 and 1999:

	1997		1998		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,461,619	$0.05	1,461,619	$0.05	1,849,751	$1.64
Shares granted	—	—	1,773,716	1.79	1,628,051	8.27
Options exercised	—	—	(1,120,418)	0.07	(673,448)	1.23
Shares forfeited	—	—	(265,166)	0.51	(142,094)	2.55
Options outstanding, end of year	1,461,619	0.05	1,849,751	1.64	2,662,260	5.75
Options exercisable, end of year	388,376	0.05	140,208	1.61	381,726	2.94
Weighted average fair value of options granted during the year	$ —		$ 2.15		$ 2.73	

Additional information for options outstanding and options exercisable under the plans at December 31, 1999 is as follows:

Range of Exercise Prices	Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Exercisable Shares	Weighted Average Exercise Price
$0.05–$3.00	1,215,872	$ 2.13	2.6	239,559	$2.28
3.95–7.00	1,249,256	5.08	3.8	137,992	3.95
7.38–11.23	33,410	9.34	1.3	4,175	7.54
26.38–37.97	163,722	37.02	3.6	—	—
	2,662,260	5.75		381,726	2.94

In October 1995, SFAS No. 123, ''Accounting for Stock-Based Compensation,'' was issued and is effective for financial statements for fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company will continue to measure the plans' cost in accordance with APB Opinion No. 25, ''Accounting for Stock Issued to Employees.'' Had compensation cost for the Company's plans been determined consistent with the fair value method prescribed by SFAS No. 123, the impact on the Company's net income and pro forma earnings per share would have been as follows:

	1997	1998	1999
Net income:			
As reported	$1,635	$ 783	$3,039
Pro forma SFAS 123	1,628	663	1,992
Earnings per share—basic (Unaudited):			
Pro forma as reported	$ 0.09	$ 0.03	$ 0.14
Pro forma SFAS 123	0.09	0.02	0.07
Earnings per share—diluted (Unaudited):			
Pro forma as reported	0.08	0.03	0.13
Pro forma SFAS 123	0.08	0.02	0.06

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of effects on reported net income for future years.

For purposes of this disclosure, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	1997	1998	1999
1994 Plan:			
Expected future dividend yield	0.0%	0.0%	—
Risk-free interest rate	7.9%	6.4%	—
Expected life (months)	60	40	—
1995, 1998 and ETCI Plans:			
Expected future dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	7.9%	5.8%	5.6%
Expected life (months)	55	72	51
1999 Plan:			
Expected future dividend yield	—	—	0.0%
Risk-free interest rate	—	—	5.4%
Expected life (months)	—	—	12

As the Company's stock was not publicly traded in the years ended December 31, 1997 and 1998 and the period prior to the Company's IPO on August 10, 1999, the effects of volatility were ignored given the uncertainty of future stock prices as allowed by the provisions of SFAS No. 123. Expected volatility was 19% for options granted after the IPO in 1999.

14. SEGMENT REPORTING AND SIGNIFICANT CLIENTS

The Company engages in business activities in one operating segment which provides integrated management consulting services with advanced Internet application development skills. Senior management is provided information about the revenues generated in key client industries and service areas. The resources needed to deliver the Company's services are not separately reported by industry or service area. The Company's services are delivered to clients primarily in the United States and the Company's assets are located in the United States.

One customer accounted for 19.0% of total revenues in 1997. One customer accounted for 18.6% and 24.4% of total revenues in 1998 and 1999, respectively. This summary involves two different clients.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Emerging Technologies Consultants, Inc.:

We have audited the accompanying balance sheets of Emerging Technologies Consultants, Inc. (the ''Company'') as of December 31, 1998 and September 30, 1999 and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Emerging Technologies Consultants, Inc. as of December 31, 1998 and September 30, 1999 and the results of its operations and its cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois
January 10, 2000

EMERGING TECHNOLOGIES CONSULTANTS, INC.

BALANCE SHEETS

	As of December 31, 1998	As of September 30, 1999
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash	$ 45	$ 99
Accounts receivable	335	754
Prepaid expenses and other current assets	6	152
Total current assets	386	1,005
Equipment, furniture and software—net (Note 3)	92	240
Deposits	6	19
Total assets	$484	$1,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 49	$ 78
Accrued liabilities	22	84
Notes payable (Note 4)	158	182
Current portion of capital lease obligations (Note 5)	29	19
Total current liabilities	258	363
Notes payable—stockholders (Note 4)	52	52
Long-term obligations, net of current maturities (Note 4)	—	50
Capital lease obligations, net of current portion (Note 5)	6	—
Stockholders' equity:		
Common stock, Class A voting, $0.0001 par value in 1998 and in 1999; authorized, 10,000,000 shares in 1998 and 1999; issued and outstanding, 10,000,000 in 1998 and 1999	1	1
Common stock, Class B non-voting, no par value; authorized, 700,000 shares in 1999; issued and outstanding, 89,750 in 1999	—	729
Unearned deferred compensation (Note 8)	—	(326)
Retained earnings	167	395
Total stockholders' equity	168	799
Total liabilities and stockholders' equity	$484	$1,264

See notes to financial statements.

EMERGING TECHNOLOGIES CONSULTANTS, INC.

STATEMENTS OF INCOME

	Year Ended December 31, 1998	Nine Months Ended September 30, 1999
	(In thousands)	
Consulting services revenues	$2,770	$3,436
Costs and expenses:		
Project personnel and expenses	2,106	2,161
Selling and marketing expenses	7	52
General and administrative expenses	510	618
Stock compensation	—	358
Total costs and expenses	2,623	3,189
Operating income	147	247
Interest expense—net	33	19
Net income	$ 114	$ 228

See notes to financial statements.

EMERGING TECHNOLOGIES CONSULTANTS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A Shares	Class B Shares	Common Stock, Class A	Common Stock, Class B	Unearned Deferred Compensation	Retained Earnings	Total
	(In thousands, except share data)						
BALANCE, JANUARY 1, 1998	10,000,000	—	$1	—	—	$ 53	$ 54
Net income	—	—	—	—	—	114	114
BALANCE, DECEMBER 31, 1998	10,000,000	—	1	—	—	167	168
Issuance of stock options	—	—	—	$684	$(684)	—	—
Exercise of stock options	—	89,750	—	45	—	—	45
Amortization of deferred compensation expense	—	—	—	—	358	—	358
Net income	—	—	—	—	—	228	228
BALANCE, SEPTEMBER 30, 1999	10,000,000	89,750	$1	$729	$(326)	$395	$799

See notes to financial statements.

EMERGING TECHNOLOGIES CONSULTANTS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 1998	Nine Months Ended September 30, 1999
	(In thousands)	
Cash flows from operating activities:		
Net income	$114	$ 228
Adjustments to reconcile net income to net cash flows from operating activities:		
Compensation expense related to stock options	—	358
Depreciation and amortization	18	39
Changes in assets and liabilities:		
Accounts receivable	47	(419)
Prepaid expenses and other current assets	14	(146)
Deposits	(1)	(13)
Accounts payable	(15)	29
Accrued liabilities	(47)	62
Net cash flows from operating activities	130	138
Cash flows from investing activities:		
Purchase of equipment, furniture and software	(27)	(179)
Net cash flows from investing activities	(27)	(179)
Cash flows from financing activities:		
Borrowings	50	100
Repayments of debt	(86)	(26)
Principal payments of capital lease obligations	(22)	(24)
Exercise of stock options	—	45
Net cash flows from financing activities	(58)	95
Net increase in cash	45	54
Cash, beginning of period	—	45
Cash, end of period	$ 45	$ 99
Supplemental disclosure of cash flow information:		
Interest paid	$ 27	$ 21
Supplemental disclosure of non-cash investing and financing activities:		
Capital lease equipment additions and obligations incurred	$ 26	$ 8

See notes to financial statements.

EMERGING TECHNOLOGIES CONSULTANTS, INC.

Notes to Financial Statements
Year Ended December 31, 1998 and Nine Months Ended September 30, 1999
(In thousands, except for share data)

1. DESCRIPTION OF BUSINESS

Emerging Technologies Consultants, Inc. (the ''Company'' or ''ETCI'') provides software consulting and training services to businesses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Equipment, Furniture and Software—Equipment and furniture are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets using the double-declining balance method. Software is stated at cost less accumulated amortization. Equipment under capital leases is depreciated over the estimated useful lives of the related assets. The estimated useful lives are:

Computer and office equipment	3–5 years
Office furniture	7 years
Software	3 years

Long-Lived Assets—The Company periodically assesses the recoverability of its long-lived assets based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their recoverable value with a corresponding charge to income. Recoverable value is calculated as the amount of estimated future cash flows (discounted at a rate commensurate with the risk involved) for the remaining amortization period. During the periods presented, no such impairment was incurred.

Revenue Recognition—The Company maintains agreements with consulting clients that establish service fees on a fixed-price basis. Revenue is recognized as services are performed. Out-of-pocket expenses, included in project personnel and expenses, are net of client expense reimbursements in the accompanying statements of income. Advance payments on future services are recognized as deferred revenue.

Stock-Based Compensation—The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (''APB'') Opinion No. 25, ''Accounting for Stock Issued to Employees,'' and complies with the disclosure provisions of Statement of Financial Accounting Standards (''SFAS'') No. 123, ''Accounting for Stock-Based Compensation'' as included in Note 8. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

Income Taxes—The Company, with the consent of its stockholders, has elected to be taxed as an S corporation for federal and state income tax reporting purposes, which provides that taxable income or loss of the Company is generally passed through to the individual stockholders. Accordingly, no provision for such income taxes has been recorded in the accompanying financial statements.

Recent Accounting Pronouncement—In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position or its results of operations.

3. EQUIPMENT, FURNITURE AND SOFTWARE

Equipment, furniture and software, and the related accumulated depreciation and amortization consist of the following:

	December 31, 1998	September 30, 1999
Computer and office equipment	$170	$345
Office furniture	—	9
Software	—	3
	170	357
Accumulated depreciation and amortization	(78)	(117)
Total	$ 92	$240

4. NOTES PAYABLE

In 1997, the Company entered into a revolving line of credit agreement in the amount of $400 and was subsequently increased to $750 in 1999 with a maturity date of January 31, 2002. Borrowings under this line of credit bear interest at 0.25% above the prime rate (8.3% at September 30, 1999). The line of credit is collateralized by substantially all of the assets of the Company and is secured by personal guarantees by the Company's officers. The amount drawn on the line was $158 and $150 as of December 31, 1998 and September 30, 1999, respectively.

In February 1999, the Company obtained a $100 term loan. Under the terms of the loan, the Company is required to make monthly payments of approximately $3, at a stated interest rate of 7.25%, through February 2002. The current portion of the term loan at September 30, 1999 was $32.

Notes payable to stockholders represent non-interest bearing advances from the principal stockholders and are due on December 31, 2000.

5. LEASE COMMITMENTS

The Company leases office facilities under operating lease agreements. In addition, the Company leases computer and office equipment under capital leases.

Future minimum lease payments under all non-cancelable operating and capital leases as of September 30, 1999 are as follows:

Year Ending September 30,	Operating Leases	Capital Leases
2000	$230	$21
2001	258	—
2002	249	—
2003	50	—
Total minimum payments	$787	21
Less: Amount representing interest		(2)
Present value of capital lease obligations		19
Less: Current portion		19
Lease obligations, long term		$—

Equipment recorded under capital leases is included in equipment, furniture and software as follows:

	December 31, 1998	September 30, 1999
Computers and equipment	$ 51	$59
Accumulated depreciation	(15)	(28)
Total	$ 36	$31

Rent expense for the office facilities was $40 and $69 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

6. EMPLOYEE BENEFIT PLAN

During 1997, the Company adopted a 401(k) plan covering substantially all employees. The maximum allowable employee contribution is based upon applicable Internal Revenue Service regulations. Employer contributions are funded annually and are at the sole discretion of the Board of Directors. Employer contributions to the plan for the year ended December 31, 1998 and for the nine months ended September 30, 1999 amounted to $34 and $42, respectively.

7. COMMON STOCK

In connection with the adoption of the Company's non-qualified stock option employee benefit plan dated May 28, 1999 (the ''Plan''), the Company authorized issuing common voting Class A stock in the amount of 10,000,000 shares and common non-voting Class B stock in the amount of 700,000 shares. In addition, the shareholders exchanged their existing shares of common voting stock on a 100-for-1 basis (the ''Exchange'') for common voting Class A stock. The common non-voting Class B shares are designated to be issued to employees under the Plan. All common voting Class A shares and related par value per share included in the financial statements have been adjusted to reflect the effects of the Exchange.

8. STOCK OPTION COMPENSATION PLAN

In May 1999, the Company initiated a Non Qualified Stock Option Plan (the ''Plan''). Under the Plan, certain employees were given the right to acquire shares of common non-voting Class B stock of the Company. The number of shares, exercise price of shares and vesting conditions were determined by the Company's officers. Since June 1999, the Company granted options to certain employees and the option exercise price per share was less than the fair market value at the date of grant, thus creating unearned deferred compensation.

The difference between the fair market value and the option price was recorded as unearned deferred compensation and is being charged to income over the vesting periods of the options. Through September 30, 1999, $358 was charged to income. The shares available for future grants at September 30, 1999 were 385,000.

The following summarizes changes in stock options under the Plan for the nine months ended September 30, 1999:

	Shares	Exercise Price per Share
Options outstanding, January 1, 1999	—	—
Options granted	315,000	$0.50
Options exercised	(89,750)	0.50
Options outstanding, September 30, 1999	225,250	$0.50

Options exercisable at September 30, 1999 were 37,000.

In October 1995, SFAS No. 123, ''Accounting for Stock-Based Compensation,'' was issued and is effective for financial statements for fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, the Company will continue to measure the Plan's cost in accordance with APB Opinion No. 25. Had compensation cost for the Company's Plan been determined consistent with the fair value method prescribed by SFAS No. 123, the impact on the Company's net income would have been as follows:

	Nine Months Ended September 30, 1999
Net income:	
As reported	$228
Pro forma	212

The effects of applying SFAS No. 123 in this disclosure may not be indicative of effects on reported net income for future years.

The fair value of options granted under the Plan for the nine months ended September 30, 1999, in complying with SFAS No. 123 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: no dividend yield, risk free interest rate of 5.6%, and expected lives of 4 years. As the Company's stock is not publicly traded, the effects of volatility have been ignored given the uncertainty of future stock prices as allowed by the provisions of SFAS No. 123.

9. SEGMENT REPORTING AND SIGNIFICANT CUSTOMERS

The Company engages in business activities in one operating segment which provides software consulting and training services to businesses. Senior management is provided information about the revenues generated in key client industries and service areas. The resources needed to deliver the Company's services are not separately reported by industry or service area. The Company's services are delivered to clients primarily in the United States and the Company's assets are located in the United States.

Two customers accounted for 43.1% and 15.3% of total revenues for the year ended December 31, 1998. Two customers accounted for 20.9% and 15.3% of total revenues for the nine months ended September 30, 1999.

10. SUBSEQUENT EVENT

On December 2, 1999, pursuant to a Merger Agreement dated as of December 1, 1999 by and among Braun Consulting, Inc., ETCI Acquisition, Inc., a wholly owned subsidiary of Braun Consulting, Inc., Emerging Technologies Consultants, Inc. and Helene O. Amster and John D. Vairo, ETCI Acquisition, Inc. merged with and into ETCI, with ETCI surviving the merger as a wholly owned subsidiary of Braun Consulting, Inc. In connection with the merger, the stockholders of ETCI received an aggregate of approximately $27,000 in cash and common stock of Braun Consulting, Inc.

BraunConsulting

Building customer loyalty in the Internet economy

Some of our clients include:

- Ameren
- American Home Products
- Ameritech
- AT&T
- Aventis
- BidBuyBuild.com
- Blue Cross/Blue Shield
- BP Amoco
- Chase
- Cintas
- Clinical Reference Laboratory
- CNA Insurance
- Coregis
- Cummins Engine
- Eaton
- Eisai
- Eli Lilly
- Embratel
- Employers Reinsurance
- General Electric
- General Motors
- Honeywell
- Kemper Insurance
- Kraft
- MCI WorldCom
- Marathon Oil
- MatchLogic
- Mastercard
- Media One
- Medtronic
- Motorola
- New Century Energies
- Novartis
- Quaker Oats
- Qwest
- Pharmacia & Upjohn
- Ralston Purina
- S.C. Johnson
- Steelcase
- The CIT Group
- Thomson Consumer Electronics
- TMP Worldwide (Monster.com owner)
- Trane
- Ty Inc.
- Xerox

4,000,000 Shares

BraunConsulting

Common Stock

PROSPECTUS

, 2000

Salomon Smith Barney

Deutsche Banc Alex. Brown

Adams, Harkness & Hill, Inc.

ING Barings

PaineWebber Incorporated

SG Cowen

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with issuance and distribution of the securities being registered, all of which shall be paid by Braun Consulting. All of such amounts (except the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee) are estimated.

Securities and Exchange Commission Registration Fee	$ 69,373
NASD Filing Fee	26,778
Nasdaq National Market Listing Fee	17,500
Printing Expenses	200,000
Legal Fees and Expenses	300,000
Accounting Fees and Expenses	300,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees and Expenses	5,000
Travel and Miscellaneous Expenses	176,349
Total	$1,100,000

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law (''DGCL'') provides that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Braun Consulting may and, in certain cases, must be indemnified by Braun Consulting against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Braun Consulting. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Braun Consulting, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Certificate of Incorporation

The certificate of incorporation of Braun Consulting provides that a director of Braun Consulting shall not be personally liable to Braun Consulting or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Braun Consulting or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. Additionally, the certificate of incorporation provides that Braun Consulting will indemnify its officers and directors to the fullest extent permitted by the DGCL. However, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Braun Consulting, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the certificate of incorporation by the stockholders of Braun Consulting shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of Braun Consulting existing at the time of such repeal or modification.

Bylaws

Braun Consulting's Bylaws generally provide for indemnification of officers, directors, employees and agents of Braun Consulting and persons serving at the request of Braun Consulting in such capacities for other business organizations against certain losses, costs, liabilities, and expenses incurred by reason of their positions with Braun Consulting or such other business organizations. In the case of non-derivative actions, Braun Consulting will indemnify such persons against expenses, including attorney's fees, judgments, fines and amounts paid in settlement incurred by such person as long as they acted in good faith and in a manner they believed to be in or not opposed to the best interests of Braun Consulting. In the case of derivative actions, Braun Consulting will indemnify such persons against expenses, including attorneys' fees, incurred by them as long as they acted in good faith and in a manner they believed to be in or not opposed to the best interests of Braun Consulting. Braun Consulting also has policies insuring its officers and directors and certain officers and directors of its wholly owned subsidiaries against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

Underwriting Agreement

The underwriting agreement will provide for the indemnification of the directors and officers of Braun Consulting in certain circumstances.

Insurance

Braun Consulting maintains a policy of liability insurance to insure its officers and directors and certain directors and officers of its wholly owned subsidiaries against losses resulting from certain acts committed by them in their capacities as officers and directors of Braun Consulting or its subsidiaries.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 1997, Braun Consulting has sold and issued the following securities:

(1) Pursuant to the 1995 Director Stock Option Plan, 1,636,114 shares of common stock have been issued pursuant to the exercise of options by nine employees at a weighted average exercise price of $0.06 per share. Pursuant to the 1998 Employee Long Term Stock Investment Plan, 418,105 shares of common stock have been issued pursuant to the exercise of options by 155 employees at a weighted average exercise price of $2.99 per share. Pursuant to the 1998 Executive Long Term Stock Investment Plan, 125,003 shares of common stock have been issued pursuant to the exercise of options by two employees at a weighted average exercise price of $3.00 per share. These issuances of securities were made in reliance on Rule 701.

(2) On May 4, 1999, Braun Consulting issued to the stockholders of Vertex Partners, Inc. 1,512,373 shares in connection with the acquisition of Vertex Partners, Inc. by Braun Consulting. The stockholders of Vertex Partners, Inc. receiving shares of common stock of Braun Consulting consisted of Michael J. Evanisko and certain trusts for his children (690,401), James M. Kalustian (493,144), and Paul J. Bascobert (328,828). This issuance of shares was made in reliance on Section 4(2).

(3) As of December 2, 1999, Braun Consulting issued 493,333 shares in connection with the acquisition of Emerging Technologies Consultants, Inc. by Braun Consulting. The persons receiving shares of common stock of Braun Consulting consisted of Helene O. Amster (244,873), Randy Dieterle (43,200), John D. Vairo (200,351) and 14 holders of the Class B Common Stock of Emerging Technologies Consultants, Inc. This issuance of shares was made in reliance on Section 4(2).

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offerings.

Item 16. Exhibits and Financial Statement Schedules.

(a) **Exhibits**

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
2.1	Merger Agreement dated as of December 1, 1999 by and among Braun Consulting, Inc., ETCI Acquisition, Inc., Emerging Technologies Consultants, Inc. and Helene O. Amster and John D. Vairo (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed December 16, 1999).
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Reg. No. 333-79251) (the ''Form S-1'') filed by Braun Consulting).
3.2	Form of Bylaws (incorporated by reference to Exhibit 3.2 to the Form S-1).
4.1	Specimen Certificate representing Common Stock (incorporated by reference to Exhibit 4.1 to the Form S-1).
4.2	Registration Rights Agreement dated as of May 4, 1999 by and among Braun Consulting, Inc., Michael J. Evanisko, James M. Kalustian and Paul J. Bascobert (incorporated by reference to Exhibit 4.2 to the Form S-1).
*4.3	First Amended and Restated Registration Rights Agreement dated as of December 5, 1999 by and among Braun Consulting, Inc., Helene O. Amster, John D. Vairo and Randy Dieterle.
*5.1	Opinion of Locke Liddell & Sapp LLP.
9.1	Voting Trust Agreement dated February 1, 1998 by and between Wayne L. Schneider, Josephine L. Schneider, Amos W. Braun, LaVerne M. Braun, Michael K. Braun, Maureen B. Braun, Janet M. Ostendorf, Gregory A. Ostendorf and Steven J. Braun (incorporated by reference to Exhibit 9.1 to the Form S-1).
10.1	Employment Agreement dated effective as of May 5, 1999 between Braun Consulting, Inc. and Paul J. Bascobert (incorporated by reference to Exhibit 10.1 to the Form S-1).
10.2	Employment Agreement dated effective as of May 5, 1999 between Braun Consulting, Inc. and Michael J. Evanisko (incorporated by reference to Exhibit 10.2 to the Form S-1).
10.3	Employment Agreement dated effective as of May 5, 1999 between Braun Consulting, Inc. and James M. Kalustian (incorporated by reference to Exhibit 10.3 to the Form S-1).
10.4	Executive Employment Agreement dated November 1, 1998 between Braun Technology Group, Inc. and Thomas J. Duvall (incorporated by reference to Exhibit 10.4 to the Form S-1).
10.5	Agreement dated September 1, 1998 between Steven J. Braun and Stephen J. Miller (incorporated by reference to Exhibit 10.5 to the Form S-1).
*10.6	Amended and Restated 1995 Director Stock Option Plan.
10.7	1998 Employee Long-Term Stock Investment Plan (incorporated by reference to Exhibit 10.7 to the Form S-1).

Exhibit Number	Description
10.8	1998 Executive Long-Term Stock Investment Plan (incorporated by reference to Exhibit 10.8 to the Form S-1).
10.9	1999 Independent Director Stock Option Plan (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).
10.10	Non Qualified Stock Option Plan of Emerging Technologies Consultants, Inc. (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 (Reg. No. 333-30788) filed by Braun Consulting).
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Locke Liddell & Sapp LLP (contained in Exhibit 5.1).
*24.1	Power of Attorney (included on the signature page of this registration statement).
*27.1	Financial Data Schedule.

*Filed herewith.

(b) **Financial Statement Schedules.**

All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on March 6, 2000.

BRAUN CONSULTING, INC.

By /s/ STEVEN J. BRAUN

Steven J. Braun
President, Chief Executive Officer
and Chairman of the Board

Dated: March 6, 2000

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints STEVEN J. BRAUN, JOHN C. BURKE and GREGORY A. OSTENDORF, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him, and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including, without limitation, post-effective amendments), and any and all registration statements for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 6, 2000.

Signature	Title
/s/ STEVEN J. BRAUN Steven J. Braun	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ JOHN C. BURKE John C. Burke	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ THOMAS J. DUVALL Thomas J. Duvall	Director
/s/ STEPHEN J. MILLER Stephen J. Miller	Director
/s/ MICHAEL J. EVANISKO Michael J. Evanisko	Director
/s/ JAMES M. KALUSTIAN James M. Kalustian	Director

Signature	**Title**
/s/ Norman R. Bobins Norman R. Bobins	Director
/s/ William M. Conroy William M. Conroy	Director
/s/ William H. Inmon William H. Inmon	Director
/s/ Eric V. Schultz Eric V. Schultz	Director